Exhibit 99.1

Execution Version

TELUS CORPORATION,

as Issuer

and

COMPUTERSHARE TRUST COMPANY, N.A.,

as U.S. Trustee

and

COMPUTERSHARE TRUST COMPANY OF CANADA
as Canadian Trustee

INDENTURE

Dated as of September 19, 2016

Providing for the issue of
Debt Securities
in unlimited principal amount

TELUS CORPORATION

Reconciliation and tie between Trust Indenture Act

of 1939 and Indenture, dated as of September 19, 2016

Trust Indenture Act Section	Indenture Section

§ 310(a)(1)	608(a)
(a)(2)	608(a)
(a)(3)	Not applicable
(a)(4)	Not applicable
(b)	609, 610
§ 311(a)	613
(b)	613
§ 312(a)	701
(b)	702
(c)	703
§ 313(a)	704(a)
(b)	704(b)
(c)	704(b)
(d)	704(c)
§ 314(a)	705
(a)(4)	1004
(c)(1)	102
(c)(2)	102
(c)(3)	Not applicable
(d)	Not applicable
(e)	102
§ 315(a)	602(a)
(b)	601
(c)	602(b)
(d)	602(c)
(e)	515
§ 316(a)(last
Sentence)	101 (“Outstanding”)
(a)(1)(A)	502, 512
(a)(1)(B)	513
(a)(2)	Not applicable
(b)	508
(c)	104(d)
§ 317(a)(1)	503
(a)(2)	504

(b)	1003
§ 318(a)	117

Note:                  This reconciliation and tie shall not, for any purpose, be deemed to be a part of the Indenture.

TABLE OF CONTENTS1

1                   Note:  This table of contents shall not, for any purpose, be deemed to be a part of the Indenture.

i

“Euroclear”	5
“Event of Default”	5
“Exchange Act”	5
“Exchange Date”	5
“Exchange Rate Agent”	5
“Exchange Rate Officer’s Certificate”	5
“Extension Notice”	5
“Extension Period”	5
“Final Maturity”	5
“First Currency”	5
“Foreign Currency”	5
“GAAP”	6
“Government Obligations”	6
“Holder”	6
“Indenture”	7
“Indexed Security”	8
“interest”	8
“Interest Payment Date”	8
“Judgment Currency”	8
“Lien”	8
“Market Exchange Rate”	8
“Maturity”	8
“Notice of Default”	8
“Officer’s Certificate”	9
“Opinion of Counsel”	9
“Optional Reset Date”	9
“Original Issue Discount Security”	9
“Original Stated Maturity”	9
“Other Currency”	9
“Outstanding”	9
“Paying Agent”	10
“Permitted Liens”	10
“Person”	14
“Place of Payment”	14
“Predecessor Security”	14
“Record Date”	14
“Redemption Date”	15
“Redemption Price”	15
“Regular Record Date”	15
“Repayment Date”	15
“Required Currency”	15
“Reset Notice”	15
“Responsible Officer”	15
“Restricted Subsidiary”	15
“Securities”	15
“Security Register” and “Security Registrar”	16

	“Special Record Date”	16
	“Stated Maturity”	16
	“Subsequent Interest Period”	16
	“Subsidiary”	16
	“Trust Indenture Act” or “TIA”	17
	“United States”	17
	“United States person”	17
	“Valuation Date”	17
	“Vice-President”	17
	“Yield to Maturity”	17
SECTION 102.	Compliance Certificates and Opinions	17
SECTION 103.	Form of Documents Delivered to Trustee	18
SECTION 104.	Acts of Holders	19
SECTION 105.	Notices, etc. to Trustee and the Corporation	20
SECTION 106.	Notice to Holders; Waiver	20
SECTION 107.	Effect of Headings and Table of Contents	21
SECTION 108.	Successors and Assigns	21
SECTION 109.	Separability Clause	21
SECTION 110.	Benefits of Indenture	21
SECTION 111.	Governing Law	21
SECTION 112.	Legal Holidays	22
SECTION 113.	Agent for Service; Submission to Jurisdiction; Waiver of Immunities; Waiver of Jury Trial	22
SECTION 114.	Conversion of Currency	23
SECTION 115.	Currency Equivalent	24
SECTION 116.	Incorporators, Shareholders, Officers and Directors of the Corporation Exempt from Individual Liability	24
SECTION 117.	Conflict with the Trust Indenture Act	25

ARTICLE TWO
SECURITIES FORMS

SECTION 201.	Forms Generally	25
SECTION 202.	Form of Trustee’s Certificate of Authentication	25
SECTION 203.	Securities Issuable in Global Form	26

ARTICLE THREE
THE SECURITIES

SECTION 301.	Amount Unlimited; Issuable in Series	27
SECTION 302.	Denominations	30
SECTION 303.	Execution, Authentication, Delivery and Dating	30
SECTION 304.	Temporary Securities	32
SECTION 305.	Registration, Registration of Transfer and Exchange	34
SECTION 306.	Mutilated, Destroyed, Lost and Stolen Securities	36

SECTION 608.	Corporate Trustee Required; Eligibility	60
SECTION 609.	Resignation and Removal; Appointment of Successor	60
SECTION 610.	Acceptance of Appointment by Successor	62
SECTION 611.	Merger, Conversion, Consolidation or Succession to Business	63
SECTION 612.	Authorization of Authenticating Agent	63
SECTION 613.	Preferential Collection of Claims Against the Corporation	65

ARTICLE SEVEN
HOLDERS’ LISTS AND REPORTS BY TRUSTEE AND CORPORATION

SECTION 701.	Corporation to Furnish Trustee Names and Addresses of Holders	65
SECTION 702.	Preservation of List of Names and Addresses of Holders	66
SECTION 703.	Disclosure of Names and Addresses of Holders	66
SECTION 704.	Reports by Trustee	66
SECTION 705.	Reports by the Corporation	66

ARTICLE EIGHT
AMALGAMATION, CONSOLIDATION, CONVEYANCE, TRANSFER OR LEASE

SECTION 801.	Amalgamation and Consolidations of the Corporation	68
SECTION 802.	Rights and Duties of Successor Issuer	68
SECTION 803.	Actions by Successor	69
SECTION 804.	Officer’s Certificate and Opinion of Counsel	69

ARTICLE NINE
SUPPLEMENTAL INDENTURES

SECTION 901.	Supplemental Indentures Without Consent of Holders	69
SECTION 902.	Supplemental Indentures with Consent of Holders	70
SECTION 903.	Execution of Supplemental Indentures	71
SECTION 904.	Effect of Supplemental Indentures	72
SECTION 905.	Conformity with the Trust Indenture Act	72
SECTION 906.	Reference in Securities to Supplemental Indentures	72
SECTION 907.	Notice of Supplemental Indentures	72

ARTICLE TEN
COVENANTS

SECTION 1001.	Payment of Principal (Premium, if any) and Interest	72
SECTION 1002.	Maintenance of Office or Agency	72
SECTION 1003.	Money for Securities Payments to Be Held in Trust	73
SECTION 1004.	Compliance Certificate	74
SECTION 1005.	Additional Amounts	75
SECTION 1006.	Negative Pledge	77

v

SECTION 1007.	Sale and Lease-Back Transactions	77
SECTION 1008.	Corporate Existence	78
SECTION 1009.	Waiver of Certain Covenants	78

ARTICLE ELEVEN
REDEMPTION OF SECURITIES

SECTION 1101.	Applicability of Article	79
SECTION 1102.	Election to Redeem; Notice to Trustee	79
SECTION 1103.	Selection by Trustee of Securities to Be Redeemed	79
SECTION 1104.	Notice of Redemption	79
SECTION 1105.	Deposit of Redemption Price	80
SECTION 1106.	Securities Payable on Redemption Date	81
SECTION 1107.	Securities Redeemed in Part	81
SECTION 1108.	Tax Redemption	81

ARTICLE TWELVE
SINKING FUNDS

SECTION 1201.	Applicability of Article	82
SECTION 1202.	Satisfaction of Sinking Fund Payments with Securities	82
SECTION 1203.	Redemption of Securities for Sinking Fund	82

ARTICLE THIRTEEN
REPAYMENT AT OPTION OF HOLDERS

SECTION 1301.	Applicability of Article	84
SECTION 1302.	Repayment of Securities	84
SECTION 1303.	Exercise of Option	84
SECTION 1304.	When Securities Presented for Repayment Become Due and Payable	85
SECTION 1305.	Securities Repaid in Part	85

ARTICLE FOURTEEN
DEFEASANCE AND COVENANT DEFEASANCE

SECTION 1401.	Corporation’s Option to Effect Defeasance or Covenant Defeasance	85
SECTION 1402.	Defeasance and Discharge	86
SECTION 1403.	Covenant Defeasance	86
SECTION 1404.	Conditions to Defeasance or Covenant Defeasance	86
SECTION 1405.	Deposited Money and Government Obligations to Be Held in Trust; Other Miscellaneous Provisions	88
SECTION 1406.	Reinstatement	89

ARTICLE FIFTEEN
MEETINGS OF HOLDERS OF SECURITIES

SECTION 1501.	Purposes for Which Meetings May Be Called	90
SECTION 1502.	Call, Notice and Place of Meetings	90
SECTION 1503.	Persons Entitled to Vote at Meetings	90
SECTION 1504.	Quorum; Action	91
SECTION 1505.	Determination of Voting Rights; Conduct and Adjournment of Meetings	92
SECTION 1506.	Counting Votes and Recording Action of Meetings	93
SECTION 1507.	Counterparts	93
SECTION 1508.	USA Patriot Act	93
SECTION 1509.	Compliance with Anti-Money Laundering and Suppression of Terrorism Legislation	93

TESTIMONIUM		95
SIGNATURES		95

FORMS OF CERTIFICATION	EXHIBIT A

INDENTURE, dated as of September 19, 2016 among TELUS CORPORATION, a corporation duly organized and existing under the laws of British Columbia, Canada (herein called the “Corporation”), having its principal office at 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3, Computershare Trust Company, N.A., a national banking association, as U.S. trustee (herein called the “U.S. Trustee”) and Computershare Trust Company of Canada, as Canadian trustee (herein called the “Canadian Trustee”).

RECITALS OF THE CORPORATION

The Corporation has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its unsecured debentures, notes or other evidences of indebtedness (herein called the “Securities”), which may be convertible into or exchangeable for any securities of any Person (including the Corporation), to be issued in one or more series as provided in this Indenture.

This Indenture is subject to the provisions of the Trust Indenture Act of 1939, as amended, that are required to be part of this Indenture and shall, to the extent applicable, be governed by such provisions.

All things necessary to make this Indenture a valid agreement of the Corporation, in accordance with its terms, have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Securities by the Holders (as defined below) thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of Securities or of series thereof, as follows:

ARTICLE ONE
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 101.                                   Definitions.

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1)                                 the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(2)                                 all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(3)                                 all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP;

(4)                                 the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;

(5)                                 words implying any gender shall include all genders; and

(6)                                 the words Subsection, Section and Article refer to the Subsections, Sections and Articles, respectively, of this Indenture unless otherwise noted.

Certain terms, used principally in Article Three, are defined in that Article.

“Act” when used with respect to any Holder, has the meaning specified in Section 104.

“Additional Amounts” has the meaning specified in Section 1005.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with such Person.

“Attributable Debt” means, in respect of a Sale and Lease-Back Transaction, at the time of determination, the Capital Lease Obligations under the Capital Lease resulting from such Sale and Lease-Back Transaction as reflected on the consolidated balance sheet of the Corporation. Attributable Debt may be reduced by the present value of the rental obligations, calculated on the same basis, that any sublessee has for all or part of the same property.

“Authenticating Agent” means any Person authorized by the Trustee to act on behalf of the Trustee pursuant to Section 612 to authenticate Securities.

“Authorized Newspaper” means a newspaper (which in the case of Canada, will, if practicable, be The Globe and Mail, in the case of New York, New York will, if practicable, be The Wall Street Journal (Eastern Edition), in the case of the United Kingdom will, if practicable, be The Financial Times (London Edition) and, in the case of Luxembourg, will, if practicable, be The Luxembourg (Wort)), in the English language or in an official language of the country of publication, customarily published on each Business Day, whether or not published on Saturdays, Sundays or holidays, and of general circulation in Canada, New York, New York, the United Kingdom or Luxembourg, as applicable.  Where successive publications are required to be made in Authorized Newspapers, the successive publications may be made in the same or in different newspapers in the same city meeting the foregoing requirements and in each case on any Business Day.

“Board of Directors” means either the board of directors of the Corporation or any duly authorized committee of that board of directors.

“Board Resolution” means a copy of a resolution certified by the Corporate Secretary or any Assistant Corporate Secretary of the Corporation to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day” when used with respect to any particular location referred to in this Indenture or in the Securities, means, unless otherwise specified with respect to any Securities pursuant to Section 301, any day other than (i) Saturday or Sunday or (ii) any other day on which commercial banking institutions in that location are closed or required or authorized by any applicable law or regulation or executive order to remain closed.

“calculation period” has the meaning specified in Section 311.

“Canadian Trustee” means the Person named as the “Canadian Trustee” in the first paragraph of this Indenture until a successor trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Canadian Trustee” shall mean such successor trustee.

“Canadian Taxes” has the meaning specified in Section 1005.

“Capital Lease” shall mean a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP consistently applied.

“Capital Lease Obligations” shall mean indebtedness represented by obligations under a Capital Lease. The amount of indebtedness will be the capitalized amount of the obligations determined in accordance with GAAP consistently applied.

“Cdn.$” means a dollar or other equivalent unit in such coin or currency of Canada as at the time shall be legal tender for the payment of public and private debts.

“Clearstream” means Clearstream Banking, société anonyme, or its successor.

“Commission” means the U.S. Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

“Common Depositary” has the meaning specified in Section 304.

“Consolidated Net Tangible Assets” means, with respect to the Corporation and its Subsidiaries, the consolidated total assets of the Corporation and its Subsidiaries as reflected in the most recent consolidated balance sheet of the Corporation preceding the date of determination prepared in accordance with GAAP consistently applied, less (a) current liabilities, excluding the amount of those current liabilities which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined and current maturities of long-term debt and Capital Lease Obligations, and (b) goodwill, tradenames, trademarks, patents, minority interests of others, unamortized debt discount and expense and other similar intangible assets, excluding any investments in permits, licenses and the subscriber base.

“Conversion Date” has the meaning specified in Section 312(d).

“Conversion Event” means the cessation of use of a Foreign Currency both by the government of the country which issued such Currency and by a central bank or other public institution of or within the international banking community for the settlement of transactions.

“Corporate Trust Office” means, (i) with respect the U.S. Trustee, the office of the U.S. Trustee, at which at any time its corporate trust business shall be administered, which office at the date hereof is located at 8742 Lucent Boulevard, Suite 225, Highlands Ranch, Colorado 80129 (Facsimile No. (303) 262-0608), or such other address as the U.S. Trustee may designate from time to time by notice to the Holders and the Corporation, or the corporate trust office of any successor U.S. Trustee (or such other address as such successor U.S. Trustee may designate from time to time by notice to the Holders and the Corporation) and (ii) with respect to the Canadian Trustee, the office of the Canadian Trustee, at which at any time its corporate trust business shall be administered, which office at the date hereof is located at 530 — 8th Avenue SW, Suite 600, Calgary, Alberta T2P 3S8 (Facsimile No. (403) 267-6598), or such other address as Canadian Trustee may designate from time to time by notice to the Holders and the Corporation, or the corporate trust office of any successor Canadian Trustee (or such other address as such successor Canadian Trustee may designate from time to time by notice to the Holders and the Corporation).

“corporation” includes corporations, associations, companies and business trusts.

“Corporation” means the Person named as the “Corporation” in the first paragraph of this Indenture until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Corporation” shall mean such successor Person.

“Corporation Officer” means the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the President, any Executive Vice President, any Vice President, any Assistant Vice President, any Secretary, any Assistant Secretary, any Treasurer or any Assistant Treasurer and any other officer of the Corporation customarily performing functions similar to any such office with the Corporation.

“Corporation Request” or “Corporation Order” means a written request or order signed in the name of the Corporation by a Corporation Officer and delivered to the Trustee.

“covenant defeasance” has the meaning specified in Section 1403.

“Currency” means any currency or currencies or composite currency issued by the government of one or more countries or by any recognized confederation or association of such governments.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Defaulted Interest” has the meaning specified in Section 307.

“defeasance” has the meaning specified in Section 1402.

“Depositary” or “Depositary for Securities” means The Depository Trust Company, or any successor thereto or any other Person designated pursuant to Section 305.

“Dollar” or “$” means a dollar or other equivalent unit in such coin or currency of the United States of America as at the time shall be legal tender for the payment of public and private debts.

“Dollar Equivalent of the Foreign Currency” shall be determined as specified in Section 312(f).

“Election Date” has the meaning specified in Section 312(g).

“Euroclear” means Euroclear Bank S.A./N.A., or its successor as operator of the Euroclear System.

“Event of Default” has the meaning specified in Section 501.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Exchange Date” has the meaning specified in Section 304.

“Exchange Rate Agent” means, with respect to Securities of or within any series, unless otherwise specified with respect to any Securities pursuant to Section 301, a New York clearing house bank, designated pursuant to Section 301 or Section 313.

“Exchange Rate Officer’s Certificate” means a tested telex, facsimile or a certificate setting forth (i) the applicable Market Exchange Rate and (ii) the Dollar or Foreign Currency amounts of principal (and premium, if any) and interest, if any (on an aggregate basis and on the basis of a Security having the lowest denomination principal amount determined in accordance with Section 302 in the relevant Currency), payable with respect to a Security of any series on the basis of such Market Exchange Rate, sent (in the case of a telex or facsimile) or signed (in the case of a certificate) by the Treasurer, any Vice-President or any Assistant Treasurer of the Corporation.

“Extension Notice” has the meaning specified in Section 308.

“Extension Period” has the meaning specified in Section 308.

“Final Maturity” has the meaning specified in Section 308.

“First Currency” has the meaning specified in Section 115.

“Foreign Currency” means any Currency other than the Dollar.

“GAAP” means generally accepted accounting principles in Canada which are in effect from time to time, unless the Person’s most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case GAAP shall mean generally accepted accounting principles in the United States in effect from time to time.

“Government Obligations” means, unless otherwise specified with respect to any series of Securities pursuant to Section 301, securities which are (i) direct obligations of the government which issued the Currency in which the Securities of a particular series are payable or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the government which issued the Currency in which the Securities of such series are payable, the payment of which is unconditionally guaranteed by such government, which, in either case, are full faith and credit obligations of such government payable in such Currency and are not callable or redeemable at the option of the issuer thereof and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest or principal of the Government Obligation evidenced by such depository receipt.

“Holder” means the Person in whose name a Security is registered in the Security Register.

“Holder Action” means any request, demand, authorization, direction, notice, consent, waiver or other action of any nature or kind given, made or taken, or to be given, made, or taken, by one or more Holders under or in respect of this Indenture or any Securities.

“Holder Direction” means:

(a)                                 in respect of a Holder Action by Holders of a series of Securities solely in relation to such series of Securities:

(i)            an approval of or direction to make, give or take such Holder Action given by Holders of more than 50% of the unpaid principal amount of such series of Securities then Outstanding voted at a duly constituted meeting of such Holders; or

(ii)           an approval of or direction to make, give or take such Holder Action given pursuant to an instrument in writing signed in one or more counterparts by Holders of more than 50% of the unpaid principal amount of such series of Securities then Outstanding; or

(b)                                 in respect of a Holder Action by Holders of more than one series of Securities in relation to more than one series of Securities:

(i)            an approval of or direction to make, give or take such Holder Action given by Holders of more than 50% of the aggregate unpaid principal amount of all such series of Securities then Outstanding voted at a duly constituted meeting of such Holders; or

(i)            an approval of or direction to make, give or take such Holder Action given pursuant to an instrument in writing signed in one or more counterparts by the Holders of more than 50% of the aggregate unpaid principal amount of all such series of Securities then Outstanding.

“Indebtedness” shall mean, with respect to any Person (without duplication):

(i)            any liability of such Person (a) for borrowed money, or under any reimbursement obligation relating to a letter of credit, or (b) evidenced by a bond note, debenture or similar instrument (including a purchase money obligation arising in connection with the acquisition of any businesses, properties or assets of any kind, other than a trade payable or a current liability arising in the ordinary course of business), or (c) for the payment of any Capital Lease Obligations;

(ii)           any liability of others described in the preceding clause (i) that the Person has guaranteed or that is otherwise its legal liability;

(iii)          any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i) and (ii) above; and

(iv)          in the case of any Restricted Subsidiary the aggregate amount at which any preference shares of such Restricted Subsidiary are redeemable or retractable at the option of the holder (excluding any such preference shares that are owned by the Corporation or any Restricted Subsidiary).

“Indenture” means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, and shall include the terms of particular series of Securities established as contemplated by Section 301; provided, however, that, if at any time more than one Person is acting as Trustee under this instrument, “Indenture” shall mean, with respect to any one or more series of Securities for which such Person is Trustee, this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof and shall include the terms of particular series of Securities for which such Person is Trustee established as contemplated by Section 301, exclusive, however, of any provisions or terms which relate solely to other series of Securities for which such Person is not Trustee, regardless of when such terms or provisions were adopted, and exclusive of any provisions or terms adopted by means of one or more indentures supplemental hereto executed and delivered after such Person had become such Trustee but to which such Person, as such Trustee, was not a party.

“Indexed Security” means a Security the terms of which provide that the principal amount thereof payable at Stated Maturity may be more or less than the principal face amount thereof at original issuance.

“interest”, when used with respect to an Original Issue Discount Security which by its terms bears interest only after Maturity, means interest payable after Maturity at the rate prescribed in such Original Issue Discount Security.

“Interest Payment Date”, when used with respect to any Security, means the Stated Maturity of an installment of interest on such Security.

“Judgment Currency” has the meaning specified in Section 114.

“Lien” means any mortgage, pledge, lien, security interest, charge or other encumbrance or preferential arrangement including any conditional sale or other title retention agreement or lease in the nature thereof other than a title retention agreement in connection with the purchase of goods in the ordinary course of business which is outstanding for not more than 90 days.

“Market Exchange Rate” means, unless otherwise specified with respect to any Securities pursuant to Section 301, (i) for any conversion of Dollars into any Foreign Currency, the noon (New York time) buying rate for such Foreign Currency for cable transfers quoted in New York, New York as certified for customs purposes by the Federal Reserve Bank of New York and (ii) for any conversion of one Foreign Currency into Dollars or another Foreign Currency, the spot rate at noon local time in the relevant market at which, in accordance with normal banking procedures, the Dollars or Foreign Currency into which conversion is being made could be purchased with the Foreign Currency from which conversion is being made from major banks located in either New York, New York, London, England or any other principal market for Dollars or such purchased Foreign Currency, in each case determined by the Exchange Rate Agent.  Unless otherwise specified with respect to any Securities pursuant to Section 301, in the event of the unavailability of any of the exchange rates provided for in the foregoing clauses (i) and (ii), the Exchange Rate Agent shall use, in its sole discretion and without liability on its part, such quotation of the Federal Reserve Bank of New York as of the most recent available date, or quotations from one or more major banks in New York, New York, London, England or another principal market for the Currency in question, or such other quotations as the Exchange Rate Agent shall deem appropriate.  Unless otherwise specified by the Exchange Rate Agent, if there is more than one market for dealing in any Currency by reason of foreign exchange regulations or otherwise, the market to be used in respect of such Currency shall be that upon which a non-resident issuer of securities designated in such Currency would purchase such Currency in order to make payments in respect of such securities.

“Maturity”, when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, notice of redemption, notice of option to elect repayment or otherwise.

“Notice of Default” has the meaning specified in Section 501.

“Officer’s Certificate” means a certificate signed by any Corporation Officer and delivered to the Trustee.

“Opinion of Counsel” means a written opinion of counsel, who may be counsel for the Corporation, including an employee of the Corporation, and who shall be acceptable to the Trustee.

“Optional Reset Date” has the meaning specified in Section 307.

“Original Issue Discount Security” means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502.

“Original Stated Maturity” has the meaning specified in Section 308.

“Other Currency” has the meaning specified in Section 115.

“Outstanding”, when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

(i)            Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(ii)           Securities, or portions thereof, for which money in the necessary amount relating to payment, redemption or repayment at the option of the Holders has been deposited with the Trustee or any Paying Agent (other than the Corporation) in trust or set aside and segregated in trust by the Corporation (if the Corporation shall act as its own Paying Agent) for the Holders of such Securities; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(iii)          Securities, except to the extent provided in Sections 1402 and 1403, with respect to which the Corporation has effected defeasance and/or covenant defeasance as provided in Article Fourteen; and

(iv)          Securities which have been paid pursuant to Section 306 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a protected purchaser (as defined in Article 8 of the UCC) in whose hands such Securities are valid obligations of the Corporation;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder or are present at a meeting of Holders for quorum purposes, and for the purpose of making the calculations required by TIA Section 313, (A) the principal amount of an Original Issue Discount Security that may be counted in making such determination or calculation and that shall be deemed to be Outstanding for such purpose shall be equal to the amount of principal thereof that would be (or shall have been declared to be) due and payable, at the time of such determination, upon a declaration of acceleration of the maturity thereof pursuant to Section 502, (B) the principal amount of any Security denominated in a Foreign Currency that may be counted in making such determination or calculation and that shall be deemed Outstanding for such purpose shall be equal to the Dollar equivalent, determined as of the date such Security is originally issued by the Corporation as set forth in an Exchange Rate Officer’s Certificate delivered to the Trustee, of the principal amount (or, in the case of an Original Issue Discount Security, the Dollar equivalent as of such date of original issuance of the amount determined as provided in clause (A) above) of such Security, (C) the principal amount of any Indexed Security that may be counted in making such determination or calculation and that shall be deemed outstanding for such purpose shall be equal to the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Security pursuant to Section 301, and (D) Securities owned by the Corporation or any other obligor upon the Securities or any Affiliate of the Corporation or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in making such calculation or in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Securities which a Responsible Officer of the Trustee knows to be so owned shall be so disregarded.  Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Securities and that the pledgee is not the Corporation or any other obligor upon the Securities or any Affiliate of the Corporation or such other obligor.

“Paying Agent” means any Person (including the Corporation acting as Paying Agent) authorized by the Corporation to pay the principal of (or premium, if any) or interest, if any, on any Securities on behalf of the Corporation.

“Permitted Liens” means with respect to a series of Securities, Liens on the property of the Corporation or any of its Subsidiaries which are:

(i)                Liens (including extensions and renewals of such Liens) existing on the issue date for such series of Securities;

(ii)               Liens for taxes, assessments, governmental charges, levies or claims that are being contested and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(iii)              the Lien of any judgement rendered or claim filed against such Person which such Person shall be contesting;

(iv)             Liens or privileges imposed by law including landlords, carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens and privileges arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

(v)              undetermined or inchoate Liens incidental to current operations which have not at such time been filed;

(vi)             restrictions, easements, rights-of-way, servitude or other similar rights in land or immovable property (including rights of way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and watermains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved by other persons and municipal and zoning ordinances and similar charges and encumbrances, which in the aggregate do not materially impair the usefulness, in the operation of the business of such person, of the property subject to such restrictions, easements, rights-of-way, servitudes or other similar rights;

(vii)            the right reserved to or vested in any governmental authority, by the terms of any permit acquired by such Person or by any applicable law, to terminate any such permit or to require annual or other payments as a condition to the continuance thereof;

(viii)           Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance, and other types of social security;

(ix)             Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, surety and appeal bonds, government contracts, performance and return of money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of Indebtedness);

(x)              title defects or other irregularities that do not materially interfere with the ordinary course of business of the Corporation or such Subsidiary;

(xi)             security given to a public utility or any other governmental authority when required by such utility or other governmental authority in connection with the operations of such person in the ordinary course of its business;

(xii)            the reservations, limitations, provisos and conditions, if any, expressed in any grants from the Government of Canada or any similar authority;

(xiii)           any Lien that extends only to a non-material asset securing (in the aggregate with all other Liens outstanding under this clause) an amount less than Cdn.$10,000,000 (or the equivalent amount in other currencies), where such Lien has inadvertently been granted or incurred and has not remained outstanding more than 20 days after the Trustee has requested that same be released;

(xiv)           contractual rights of set-off provided to creditors under cash concentration, mirror-netting or similar arrangements or under credit or loan facilities;

(xv)            Liens on any property or shares of any Person existing at the time such Person becomes a Restricted Subsidiary or at the time such Person amalgamates or merges with the Corporation or a Restricted Subsidiary, which Liens are not created in contemplation of such Person becoming a Restricted Subsidiary or effecting such amalgamation, consolidation, or merger;

(xvi)           Liens on any property (including any improvements from time to time to such property) existing at the time such property is acquired by the Corporation or a Restricted Subsidiary (including any acquisition by means of amalgamation, consolidation or merger), or Liens to secure the payment of all or any part of the purchase price of such property upon the acquisition of such property by the Corporation or a Restricted Subsidiary or to secure any Indebtedness incurred prior to, at the time of, or within 270 days after the later of the date of acquisition of such property and the date such property is placed in service, for the purpose of financing all or any part of the purchase price thereof, or Liens to secure any Indebtedness incurred for the purpose of financing the cost to the Corporation or a Restricted Subsidiary of improvements to such acquired property or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such Liens;

(xvii)          Liens on property of the Corporation or a Restricted Subsidiary securing indebtedness or other obligations issued by Canada or the United States of America or any state or any department, agency or instrumentality or political subdivision of Canada or the United States of America or any state, or by any other country or any political subdivision of any other country, for the purpose of financing all or any part of the purchase price of, or in the case of real property, the cost of construction on or improvement of any property or asset, subject to the Liens, including Liens incurred in connection with pollution control, industrial revenue or similar financings;

(xviii)         leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Corporation and its Subsidiaries, taken as a whole;

(xix)           Liens encumbering property under construction arising from progress or partial payments by a customer of the Corporation or its Subsidiaries relating to such property;

(xx)            any interest or title of a lessor in the property subject to any capitalized lease or operating lease;

(xxi)           Liens securing any Indebtedness of a Restricted Subsidiary owing to the Corporation or to another Restricted Subsidiary;

(xxii)          Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(xxiii)         Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(xxiv)         Liens encumbering customary initial deposits and margin deposits, and other Liens that are either within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing indebtedness under interest rate agreements and currency agreements and forward contracts, options, future contracts, future options or similar agreements or arrangements designed to protect the Corporation or any of its Subsidiaries from fluctuations in interest rates, currency exchange rates or the price of commodities;

(xxv)          Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Corporation or any of its Subsidiaries in the ordinary course of business in accordance with the past practices of the Corporation and its Subsidiaries;

(xxvi)         Liens on funds or obligations deposited by the Corporation with the Trustee pursuant to Section 1404 in connection with any defeasance or covenant defeasance or Liens on funds deposited by the Corporation or a Restricted Subsidiary with a lender or an agent for a group of lenders under a credit or loan agreement to which the Corporation or such Restricted Subsidiary is a party to provide for repayment of amounts owing under bankers’ acceptances, or reimbursement of draws that may be made under letters of credit, outstanding under such credit or loan agreement in circumstances where the accommodation under such credit or loan agreement has become due and payable or is otherwise required to be repaid;

(xxvii)        any other Liens identified as Permitted Liens in the supplemental indenture establishing the principal terms of, and other terms and conditions applicable to, a series of Securities;

(xxviii)       Liens securing any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Indebtedness secured by any Lien which is a Permitted Lien under any of the preceding clauses of this definition; provided, however, that such new Lien is limited to the property which was subject to the prior Lien immediately before such extension, renewal or replacement, and provided further, that the principal amount of Indebtedness secured by the prior Lien immediately before such extension, renewal or replacement is not increased; and

(xxix)         any other Liens not otherwise qualifying as a Permitted Lien under the preceding clauses of this definition provided that, at the applicable time, the sum of (without duplication) (x) the aggregate principal amount of the Indebtedness secured by all such other Liens, plus (y) the Attributable Debt determined at such time of the then outstanding Unrestricted Sale and Lease-Back Transactions to which the Corporation or a Restricted Subsidiary is a party does not exceed 15% of the then applicable Consolidated Net Tangible Assets.

“Person” shall mean any natural person, corporation, firm, partnership, joint venture or other unincorporated association, trust, government or governmental authority and pronouns have a similar extended meaning.

“Place of Payment” means, when used with respect to the Securities of or within any series, the place or places where the principal of (and premium, if any) and interest, if any, on such Securities are payable as specified as contemplated by Sections 301 and 1002.

“Predecessor Security” of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 306 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Security or a Security to which a mutilated, destroyed, lost or stolen coupon appertains shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Security or the Security to which the mutilated, destroyed, lost or stolen coupon appertains, as the case may be.

“Principal Property” means at any time any property which has a fair market value or a book value in excess of $5,000,000 (or its equivalent amount in any other currency or currencies).

“Property” means any asset, revenue or any other property or property right or interest, whether tangible or intangible, real or personal, including, without limitation, any right to receive income.

“Record Date” means, with respect to any series of Securities, the Regular Record Date and the Special Record Date.

“Redemption Date”, when used with respect to any Security to be redeemed, in whole or in part, means the date fixed for such redemption by or pursuant to this Indenture.

“Redemption Price”, when used with respect to any Security to be redeemed, in whole or in part, means the price at which it is to be redeemed pursuant to this Indenture.

“Regular Record Date” for the interest payable on any Interest Payment Date on the Securities of or within any series means the date specified for that purpose as contemplated by Section 301.

“Repayment Date” means, when used with respect to any Security to be repaid at the option of the Holder, the date fixed for such repayment pursuant to this Indenture.

“Required Currency” has the meaning specified in Section 114.

“Reset Notice” has the meaning specified in Section 307.

“Responsible Officer”, when used with respect to the Trustee, means any officer of the Trustee having responsibility for the administration of this Indenture, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his/her knowledge of and familiarity with the particular subject.

“Restricted Subsidiary” means (a) TELUS Communications Inc., and (b) at any time any other Subsidiary of the Corporation if, at the end of the most recent fiscal quarter for which the Corporation has issued its financial statements, the total assets of such Subsidiary exceeds 10% of the consolidated assets of the Corporation and its Subsidiaries, determined in accordance with GAAP consistently applied, provided that Restricted Subsidiary shall not include any Subsidiary that is principally engaged in the wireless business or TELUS Quebec Inc.

“Sale and Lease-Back Transaction” shall mean any transaction or series of related transactions pursuant to which the Corporation or any Restricted Subsidiary sells or transfers any Principal Property, or any Property which together with any other Property subject to the same transaction or series of related transactions would in the aggregate constitute a Principal Property, of the Corporation or such Restricted Subsidiary to any Person and leases back such Principal Property (or other properties) by way of a Capital Lease but does not include (a) any Sale and Lease-Back Transaction between the Corporation and its Restricted Subsidiaries or between Restricted Subsidiaries, or (b) any Sale and Lease-Back Transaction where the term of the lease back is less than three years.

“Securities” has the meaning stated in the first recital of this Indenture and more particularly means any Securities authenticated and delivered under this Indenture; provided, however, that if at any time there is more than one Person acting as Trustee under this Indenture, “Securities” with respect to the Indenture as to which such Person is Trustee shall have the meaning stated in the first recital of this Indenture and shall more particularly mean Securities authenticated and delivered under this Indenture, exclusive, however, of Securities of any series as to which such Person is not Trustee.

“Security Register” and “Security Registrar” have the respective meanings specified in Section 305.

“Special Holder Direction” means:

(a)           in respect of a Holder Action by Holders of a series of Securities solely in relation to such series of Securities:

(i)                an approval of or direction to make, give or take such Holder Action given by Holders of 100% of the unpaid principal amount of such series of Securities then Outstanding voted at a duly constituted meeting of such Holders; or

(ii)               an approval of or direction to make, give or take Holder Action given pursuant to an instrument in writing signed in one or more counterparts by the Holders of 100% of the unpaid principal amount of such series of Securities then Outstanding; or

(b)           in respect of a Holder Action by Holders of more than one series in relation to more than one series of Securities:

(i)                an approval of or direction to make; give or take such Holder Action given by Holders of 100% of the unpaid principal amount of all such series of Securities then Outstanding voted at a duly constituted meeting of such Holders; or

(ii)               an approval of or direction to make, give or take such Holder Action given pursuant to an instrument in writing signed in one or more counterparts by the Holders of 100% of the unpaid principal amount of all such series of Securities then Outstanding.

“Special Record Date” for the payment of any Defaulted Interest on the Securities of or within any series means a date fixed by the Trustee pursuant to Section 307.

“Stated Maturity”, when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable, as such date may be extended pursuant to the provisions of Section 308.

“Subsequent Interest Period” has the meaning specified in Section 307.

“Subsidiary” means any company or other business entity in which the Corporation owns or controls (either directly or through one or more other Subsidiaries) more than 50% of the issued share capital or other ownership interest, in each case having ordinary voting power to elect directors, managers or trustees of such company or other business entity (whether or not capital stock or other ownership interest or any other class or classes shall or might have voting power upon the occurrence of any contingency which has not yet occurred).

“Trust Indenture Act” or “TIA” means the Trust Indenture Act of 1939 as in force at the date as of which this Indenture was executed, provided, however, that in the event the Trust Indenture Act of 1939 is amended after such date, “Trust Indenture Act” means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended, except as provided in Section 905.

“Trustee” means Computershare Trust Company, N.A., as U.S. Trustee, and/or, where the context so requires, Computershare Trust Company of Canada, as Canadian Trustee, in each case in its capacity as trustee under this Indenture and its successors and permitted assigns in such capacity.

“UCC” means the New York uniform commercial code in effect from time to time.

“U.S. Trustee” means the Person named as the “U.S. Trustee” in the first paragraph of this Indenture until a successor trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “U.S. Trustee” shall mean such successor trustee.

“United States” means the United States of America (including the states and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

“United States person” means an individual who is a citizen or resident of the United States (including an individual issued a United States Permanent Resident Card (Form I-551)), a corporation, partnership or other entity created or organized in or under the laws of the United States or an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

“Unrestricted Sale and Lease-Back Transaction” has the meaning specified in Section 1007(2).

“Valuation Date” has the meaning specified in Section 312(c).

“Vice-President”, when used with respect to the Corporation or the Trustee, means any vice-president, whether or not designated by a number or a word or words added before or after the title “vice-president”.

“Yield to Maturity” means the yield to maturity, computed at the time of issuance of a Security (or, if applicable, at the most recent redetermination of interest on such Security) and as set forth in such Security in accordance with generally accepted United States bond yield computation principles.

SECTION 102.            Compliance Certificates and Opinions.

Upon any application or request (in writing, if directed to the Canadian Trustee) by the Corporation to the Trustee to take any action under any provision of this Indenture, the Corporation shall furnish to the Trustee an Officer’s Certificate stating that all conditions precedent, if any, provided for in this Indenture (including any covenant, compliance with which constitutes a condition precedent) relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

Every certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture (other than pursuant to Section 1004) shall include:

(1)           a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(2)           a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)           a statement that, in the opinion of each such individual, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4)           a statement as to whether, in the opinion of each such individual, such covenant or condition has been complied with.

SECTION 103.            Form of Documents Delivered to Trustee.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Corporation may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his/her certificate or opinion is based are erroneous.  Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Corporation stating that the information with respect to such factual matters is in the possession of the Corporation, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Any certificate or opinion of an officer of the Corporation or of counsel may be based, insofar as it relates to accounting matters, upon a certificate or opinion of, or representations by, an accountant or firm of accountants in the employ of the Corporation, unless such officer or counsel, as the case may be, knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the accounting matters upon which such certificate or opinion may be based are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

SECTION 104.            Acts of Holders.

(a)           Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders of the Outstanding Securities of all series or one or more series, as the case may be, may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing.  Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments or record or both are delivered to the Trustee and, where it is hereby expressly required, to the Corporation.  Such instrument or instruments and any such record (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments or so voting at any such meeting.  Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of a Security, shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Corporation, if made in the manner provided in this Section.  The record of any meeting of Holders of Securities shall be proved in the manner provided in Section 1506.

(b)           The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him/her the execution thereof.  Where such execution is by a signer acting in a capacity other than his/her individual capacity, such certificate or affidavit shall also constitute sufficient proof of authority.  The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

(c)           The principal amount and serial numbers of the Securities held by any Person, and the date of holding the same, shall be proved by the Security Register.

(d)           If the Corporation shall solicit from the Holders of Securities of any series any request, demand, authorization, direction, notice, consent, waiver or other Act, the Corporation may, at its option, by or pursuant to a Board Resolution, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Corporation shall have no obligation to do so.  Notwithstanding TIA Section 316(c), such record date shall be the record date specified in or pursuant to such Board Resolution, which shall be a date not earlier than the date 30 days prior to the first solicitation of Holders generally in connection therewith and not later than the date such solicitation is completed.  If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of Outstanding Securities have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the Outstanding Securities shall be computed as of such record date; provided that no such authorization, agreement or consent by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than eleven months after the record date.

(e)           Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Corporation in reliance thereon, whether or not notation of such action is made upon such Security.

SECTION 105.            Notices, etc. to Trustee and the Corporation.

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other documents provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(1)           the U.S. Trustee by the Canadian Trustee, any Holder or by the Corporation shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the U.S. Trustee at its Corporate Trust Office,

(2)           the Canadian Trustee by the U.S. Trustee, any Holder or by the Corporation shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Canadian Trustee at its Corporate Trust Office, Attention: Manager, Corporate Trust, or

(3)           the Corporation by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Corporation addressed to it at the address of its principal office specified in the first paragraph of this Indenture, Attention: Corporate Secretary or at any other address previously furnished in writing to the Trustee by the Corporation.

SECTION 106.            Notice to Holders; Waiver.

Where this Indenture provides for notice of any event to Holders of Securities by the Corporation or the Trustee, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each such Holder affected by such event, at its address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice.  In any case where notice to Holders of Securities is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders of Securities given as provided.  Any notice mailed to a Holder in the manner herein prescribed shall be conclusively deemed to have been received by such Holder, whether or not such Holder actually receives such notice.

In case, by reason of the suspension of or irregularities in regular mail service or by reason of any other cause, it shall be impractical to mail notice of any event to Holders of Securities when such notice is required to be given pursuant to any provision of this Indenture, then any manner of giving such notice as shall be satisfactory to the Trustee shall be deemed to be sufficient giving of such notice for every purpose hereunder.

Any request, demand, authorization, direction, notice, consent or waiver required or permitted under this Indenture shall be in the English language, except that any published notice may be in an official language of the country of publication.

Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice.  Waivers of notice by Holders shall be filed in writing with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

SECTION 107.                                   Effect of Headings and Table of Contents.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

SECTION 108.                                   Successors and Assigns.

All covenants and agreements in this Indenture by the Corporation and the Trustee shall bind their successors and assigns, whether so expressed or not.

SECTION 109.                                   Separability Clause.

In case any provision in this Indenture or in any Security shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 110.                                   Benefits of Indenture.

Nothing in this Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto, any Authenticating Agent, any Paying Agent, any Securities Registrar and their successors hereunder and the Holders of Securities, any benefit or any legal or equitable right, remedy or claim under this Indenture.

SECTION 111.                                   Governing Law.

This Indenture and the Securities shall be governed by and construed in accordance with the law of the State of New York without regard to principles of conflicts of law; provided, however, the duties and rights of the Canadian Trustee shall be governed by the law of the Province of Alberta, Canada. This Indenture is subject to the provisions of the Trust Indenture Act that are required to be part of this Indenture and shall, to the extent applicable, be governed by such provisions.

SECTION 112.                                   Legal Holidays.

In any case where any Interest Payment Date, Redemption Date, sinking fund payment date or Stated Maturity or Maturity of any Security shall not be a Business Day at any Place of Payment, then (notwithstanding any other provision of this Indenture or of any Security other than a provision in the Securities of any series which specifically states that such provision shall apply in lieu of this Section), payment of principal (or premium, if any) or interest, if any, need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on the Interest Payment Date or Redemption Date or sinking fund payment date, or at the Stated Maturity or Maturity; provided that no additional interest shall accrue for the period from and after such Interest Payment Date, Redemption Date, sinking fund payment date, Stated Maturity or Maturity, as the case may be.

SECTION 113.                                   Agent for Service; Submission to Jurisdiction; Waiver of Immunities; Waiver of Jury Trial.

By the execution and delivery of this Indenture, the Corporation (i) acknowledges that it has irrevocably designated and appointed CT Corporation System, 111 8th Avenue, New York, New York, 10011 (“CT Corporation”) as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Securities or this Indenture that may be instituted in any federal or New York state court located in New York, New York or brought under federal or state securities laws or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee hereunder), (ii) submits to the non-exclusive jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon CT Corporation and written notice of said service to the Corporation (mailed or delivered to the Corporation, Attention: General Counsel, at its principal office specified in the first paragraph of this Indenture and in the manner specified in Section 105 hereof), shall be deemed in every respect effective service of process upon the Corporation in any such suit or proceeding.  The Corporation further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of CT Corporation in full force and effect so long as any of the Securities shall be outstanding.

To the extent that the Corporation has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Corporation hereby irrevocably waives such immunity in respect of its obligations under this Indenture and the Securities, to the extent permitted by law.

The Corporation hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Indenture or the Securities in any federal or state court in the State of New York, Borough of Manhattan.  Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE SECURITIES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 114.                                   Conversion of Currency.

(a)                                 The Corporation covenants and agrees that the following provisions shall apply to conversion of currency in the case of the Securities and this Indenture:

If for the purposes of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into any other currency (the “Judgment Currency”) an amount due or contingently due under the Securities of any series and this Indenture (the “Required Currency”), then the conversion shall be made at the rate of exchange prevailing on the Business Day in such country before the day on which a final judgment which is not appealable or is not appealed is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

If there is a change in the rate of exchange prevailing between the Business Day in such country before the day on which the judgment referred to in (1) above is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Corporation shall pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the Judgment Currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Required Currency originally due.

(b)                                 In the event of the winding-up of the Corporation at any time while any amount or damages owing under the Securities and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Corporation shall indemnify and hold the Holders of Securities and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in the Required Currency (other than under this Subsection (b)) is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up.  For the purpose of this Subsection (b) the final date for the filing of proofs of claim in the winding-up of the Corporation shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Corporation may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(c)                                  The obligations contained in Subsections (a)(2) and (b) of this Section shall constitute separate and independent obligations of the Corporation from its other obligations under the Securities and this Indenture, shall give rise to separate and independent causes of action against the Corporation, shall apply irrespective of any waiver or extension granted by any Holder or Trustee from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Corporation for a liquidated sum in respect of amounts due hereunder (other than under Subsection (b) above) or under any such judgment or order.  Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Corporation or the applicable liquidator.  In the case of Subsection (b) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(d)                                 The term “rate(s) of exchange” shall mean the Bank of Canada noon rate for purchases on the relevant date of the Required Currency with the Judgment Currency, as reported on the “Exchange Rates—Daily noon rates” page of the website of Bank of Canada (or by such other means of reporting the Bank of Canada noon rate as may be agreed upon by each of the parties to this Indenture) and includes any premiums and costs of exchange payable.

SECTION 115.                                   Currency Equivalent.

Except as otherwise provided in this Indenture, for purposes of the construction of the terms of this Indenture or of the Securities, in the event that any amount is stated herein in the Currency of one nation (the “First Currency”), as of any date such amount shall also be deemed to represent the amount in the Currency of any other relevant nation (the “Other Currency”) which is required to purchase such amount in the First Currency at the Bank of Canada noon rate as reported on the “Exchange Rates—Daily noon rates” page of the website of Bank of Canada (or by such other means of reporting the Bank of Canada noon rate as may be agreed upon by each of the parties to this Indenture) on the date of determination.

SECTION 116.                                   Incorporators, Shareholders, Officers and Directors of the Corporation Exempt from Individual Liability.

No recourse under or upon any obligation, covenant or agreement contained in this Indenture, or in any Security, or because of any indebtedness evidenced thereby, shall be had against any incorporator, as such, or against any past, present or future shareholder, officer or director, as such, of the Corporation or of any successor, either directly or through the Corporation or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance of the Securities by the Holders as part of the consideration for the issue of the Securities.

SECTION 117.                                   Conflict with the Trust Indenture Act.

If and to the extent that any provision hereof limits, qualifies or conflicts with the duties imposed by any of Sections 310 to 318, inclusive, of the Trust Indenture Act, through operation of Section 318(c) thereof, such imposed duties shall control.

ARTICLE TWO
SECURITIES FORMS

SECTION 201.                                   Forms Generally.

The Securities of each series shall be in substantially the forms as shall be established by or pursuant to a Board Resolution or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by the officers executing such Securities, as evidenced by their execution of the Securities.  If the forms of Securities of any series are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Corporate Secretary or an Assistant Corporate Secretary of the Corporation and delivered to the Trustee at or prior to the delivery of the Corporation Order contemplated by Section 303 for the authentication and delivery of such Securities.  Any portion of the text of any Security may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Security.

The Trustee’s certificate of authentication on all Securities shall be in substantially the form set forth in this Article.

The Securities shall be typed, printed, lithographed or engraved or may be produced in any other manner, all as determined by the officers executing the Securities, as evidenced by their execution of the Securities.

SECTION 202.                                   Form of Trustee’s Certificate of Authentication.

Subject to Section 612, the Trustee’s certificate of authentication shall be in substantially the following form:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

Dated:

This is one of the Securities of the series designated and referred to in, and issued under, the within-mentioned Indenture.

COMPUTERSHARE TRUST COMPANY, N.A.,
as U.S. Trustee

By
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA,
as Canadian Trustee

By
Authorized Signatory

SECTION 203.                                   Securities Issuable in Global Form.

If Securities of or within a series are issuable in global form, as specified and contemplated by Section 301, then, notwithstanding clause (8) of Section 301 and Section 302, any such Security shall represent such of the Outstanding Securities of such series as shall be specified therein and may provide that it shall represent the aggregate amount of Outstanding Securities of such series from time to time endorsed thereon and that the aggregate amount of Outstanding Securities of such series represented thereby may from time to time be increased or decreased to reflect exchanges.  Any endorsement of a Security in global form to reflect the amount, or any increase or decrease in the amount, of Outstanding Securities represented thereby shall be made by the Trustee in such manner and upon written instructions given by such Person or Persons as shall be specified therein or in the Corporation Order to be delivered to the Trustee pursuant to Section 303 or Section 304.  Subject to the provisions of Section 303 and, if applicable, Section 304, the Trustee shall deliver and redeliver any Security in permanent global form in the manner and upon written instructions given by the Person or Persons specified therein or in the applicable Corporation Order.  If a Corporation Order pursuant to Section 303 or Section 304 has been, or simultaneously is, delivered, any instructions by the Corporation with respect to endorsement or delivery or redelivery of a Security in global form shall be in writing but need not comply with Section 102 and need not be accompanied by an Opinion of Counsel.

The provisions of the last sentence of Section 303 shall apply to any Security represented by a Security in global form if such Security was never issued and sold by the Corporation and the Corporation delivers to the Trustee the Security in global form together with written instructions (which need not comply with Section 102 and need not be accompanied by an Opinion of Counsel) with regard to the reduction in the principal amount of Securities represented thereby, together with the written statement contemplated by the last sentence of Section 303.

Notwithstanding the provisions of Section 307, unless otherwise specified as contemplated by Section 301, payment of principal of (and premium, if any) and interest, if any, on any Security in permanent global form shall be made to the Person or Persons specified therein.

ARTICLE THREE
THE SECURITIES

SECTION 301.                                   Amount Unlimited; Issuable in Series.

The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.

The Securities may be issued in one or more series.  There shall be established in one or more Board Resolutions or pursuant to authority granted by one or more Board Resolutions and, subject to Section 303, set forth in, or determined in the manner provided in, an Officer’s Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Securities of any series, any or all of the following, as applicable (each of which (except for the matters set forth in clauses (1), (2) and (17) below), if so provided, may be determined from time to time by the Corporation with respect to unissued Securities of the series and set forth in such Securities of the series when issued from time to time):

(1)                                 the title of the Securities of the series (which shall distinguish the Securities of the series from all other series of Securities);

(2)                                 any limit upon the aggregate principal amount of the Securities of the series that may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to Section 304, 305, 306, 906, 1107 or 1305);

(3)                                 the date or dates, or the method by which such date or dates will be determined or extended, on which the Securities of the series may be issued and on which the principal of the Securities of the series is payable;

(4)                                 the rate or rates (whether fixed or variable) at which the Securities of the series shall bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates from which such interest shall accrue, or the method by which such date or dates shall be determined, the Interest Payment Dates on which such interest shall be payable and the Regular Record Date, if any, for the interest payable on any Security on any Interest Payment Date, or the method by which such date or dates shall be determined, whether and under what circumstances Additional Amounts on such Securities or any of them shall be payable, the notice, if any, to Holders regarding the determination of interest on a floating rate Security and the manner of giving such notice, and the basis upon which interest shall be calculated if other than on the basis of a 360-day year of twelve 30-day months;

(5)                                 the place or places where the principal of (and premium, if any) and interest, if any, on Securities of the series shall be payable, where the Securities of the series may be surrendered for registration of transfer, where Securities of the series may be surrendered for exchange, where Securities of the series that are convertible or exchangeable may be surrendered for conversion or exchange, as applicable and, if different than the location specified in

Section 105, the place or places where notices or demands to or upon the Corporation in respect of the Securities of the series and this Indenture may be served;

(6)                                 the period or periods within which, the price or prices at which, the Currency in which, and other terms and conditions upon which Securities of the series may be redeemed, in whole or in part, at the option of the Corporation, if the Corporation is to have that option;

(7)                                 the obligation, if any, of the Corporation to redeem, repay or purchase Securities of the series pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which, the Currency in which, and other terms and conditions upon which Securities of the series shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

(8)                                 if other than denominations of $2,000 and any integral multiple of $1,000 in excess thereof, the denomination or denominations in which any Securities of the series shall be issuable;

(9)                                 if other than the Trustee, the identity of each Security Registrar and/or Paying Agent;

(10)                          if other than the principal amount thereof, the portion of the principal amount of Securities of the series that shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 502 or the method by which such portion shall be determined;

(11)                          if other than Dollars, the Currency in which payment of the principal of (or premium, if any) or interest, if any, on the Securities of the series shall be payable or in which the Securities of the series shall be denominated and the particular provisions applicable thereto in accordance with, in addition to or in lieu of any of the provisions of Section 312;

(12)                          whether the amount of payments of principal of (or premium, if any) or interest, if any, on the Securities of the series may be determined with reference to an index, formula or other method (which index, formula or method may be based, without limitation, on one or more Currencies, commodities, equity indices or other indices), and the manner in which such amounts shall be determined;

(13)                          whether the principal of (or premium, if any) or interest, if any, on the Securities of the series are to be payable, at the election of the Corporation or a Holder thereof, in a Currency other than that in which such Securities are denominated or stated to be payable, the period or periods within which (including the Election Date), and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the Currency in which such Securities are denominated or stated to be payable and the Currency in which such Securities are to be so payable, in each case in accordance with, in addition to or in lieu of any of the provisions of Section 312;

(14)                          the designation of the initial Exchange Rate Agent, if any;

(15)                          the applicability, if any, of Sections 1402 and/or 1403 to the Securities of the series and any provisions in modification of, in addition to or in lieu of any of the provisions of Article Fourteen that shall be applicable to the Securities of the series;

(16)                          provisions, if any, granting special rights to the Holders of Securities of the series upon the occurrence of such events as may be specified;

(17)                          any deletions from, modifications of or additions to the Events of Default or covenants (including any deletions from, modifications of or additions to Section 1009 or any definitions used herein) of the Corporation with respect to Securities of the series, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein;

(18)                          whether any Securities of the series are to be issuable initially in temporary global form and whether any Securities of the series are to be issuable in permanent global form and, if so, whether beneficial owners of interests in any such permanent global Security may exchange such interests for Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in Section 305, and if Securities of the series are to be issuable in global form, the identity of any initial Depositary therefor;

(19)                          the date as of which any temporary global Security representing Outstanding Securities of the series shall be dated if other than the date of original issuance of the first Security of the series to be issued;

(20)                          the Person to whom any interest on any Security of the series shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, and the extent to which, or the manner in which, any interest payable on a temporary global Security on an Interest Payment Date will be paid if other than in the manner provided in Section 304;

(21)                          if Securities of the series are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Security of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions;

(22)                          if the Securities of the series are to be issued upon the exercise of warrants, the time, manner and place for such Securities to be authenticated and delivered;

(23)                          whether, under what circumstances and the Currency in which the Corporation will pay Additional Amounts as contemplated by Section 1005 on the Securities of the series to any Holder who is not a United States person (including any modification to the definition of such term) in respect of any tax, assessment or governmental charge and, if so, whether the Corporation will have the option to redeem such Securities rather than pay such Additional Amounts (and the terms of any such option);

(24)                          if the Securities of the series are to be convertible into or exchangeable for any debt securities of any Person (including the Corporation), the terms and conditions upon which such Securities will be so convertible or exchangeable;

(25)                          if payment of the Securities will be guaranteed by any other Person;

(26)                          the extent and manner, if any, to which payment on or in respect of the Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Corporation; and

(27)                          any other terms, conditions, rights and preferences (or limitations on such rights and preferences) relating to the series (which terms shall not be inconsistent with the requirements of the Trust Indenture Act or the provisions of this Indenture).

All Securities of any one series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to a Board Resolution (subject to Section 303) and set forth in such Officer’s Certificate or in any such indenture supplemental hereto.  The Corporation may, from time to time, without notice to or consent of the Holders, create and issue additional Securities of a series so that such additional Securities may be consolidated with and form a single series with the Securities of the same series initially issued by the Corporation and shall have the same terms as to status, redemption and otherwise as the Securities of the same series originally issued.

If any of the terms of the series are established by action taken pursuant to one or more Board Resolutions, such Board Resolutions shall be delivered to the Trustee at or prior to the delivery of the Officer’s Certificate setting forth the terms of the series.

SECTION 302.                                   Denominations.

The Securities of each series shall be issuable in such denominations as shall be specified as contemplated by Section 301.  With respect to Securities of any series denominated in Dollars, in the absence of any such provisions, the Securities of such series, other than Securities issued in global form (which may be of any denomination), shall be issuable in denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

SECTION 303.                                   Execution, Authentication, Delivery and Dating.

The Securities shall be executed on behalf of the Corporation by a Corporation Officer. The signature of this officer on the Securities may be the manual or facsimile signatures of the present or any future such authorized officer and may be imprinted or otherwise reproduced on the Securities.

Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

At any time and from time to time after the execution and delivery of this Indenture, the Corporation may deliver Securities of any series, executed by the Corporation to the Trustee for authentication, together with a Corporation Order for the authentication and delivery of such Securities, and the Trustee in accordance with such Corporation Order shall authenticate and deliver such Securities.  If not all the Securities of any series are to be issued at one time and if the Board Resolution or supplemental indenture establishing such series shall so permit, such Corporation Order may set forth procedures acceptable to the Trustee for the issuance of such Securities and determining terms of particular Securities of such series such as interest rate, stated maturity, date of issuance and date from which interest shall accrue.

In authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustee shall be entitled to receive, and shall be fully protected in relying upon, one or more Opinions of Counsel stating:

(a)                                 if the form of such Securities has been established by or pursuant to a Board Resolution or in one or more indentures supplemental hereto as permitted by Section 201, that such form has been established in conformity with the provisions of this Indenture;

(b)                                 if the terms of such Securities have been established by or pursuant to one or more Board Resolutions or established in one or more indentures supplemental hereto as permitted by Section 301, that such terms have been established in conformity with the provisions of this Indenture; and

(c)                                  that such Securities, when completed by appropriate insertions and executed and delivered by the Corporation to the Trustee for authentication in accordance with this Indenture, authenticated and delivered by the Trustee in accordance with this Indenture and issued by the Corporation in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute the legal, valid and binding obligations of the Corporation, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting the enforcement of creditors’ rights and to general equitable principles.

Notwithstanding the provisions of Section 301 and of the preceding two paragraphs, if not all the Securities of any series are to be issued at one time, it shall not be necessary to deliver the Officer’s Certificate otherwise required pursuant to Section 301 or the Corporation Order and Opinion of Counsel otherwise required pursuant to the preceding two paragraphs prior to or at the time of issuance of each Security, but such documents shall be delivered prior to or at the time of issuance of the first Security of such series.

The Trustee shall not be required to authenticate and deliver any such Securities if the issue of such Securities pursuant to this Indenture will affect the Trustee’s own rights, duties, protections or immunities under the Securities and this Indenture or otherwise in a manner which is not acceptable to the Trustee.

Each Security shall be dated the date of its authentication.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein duly executed by the U.S. Trustee or by the Canadian Trustee, or both, as the case may be, by manual signature of an authorized officer, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder and is entitled to the benefits of this Indenture.  Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Corporation, and the Corporation shall deliver such Security to the Trustee for cancellation as provided in Section 310 together with a written statement (which need not comply with Section 102 and need not be accompanied by an Opinion of Counsel) stating that such Security has never been issued and sold by the Corporation, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never entitle a Holder to the benefits of this Indenture.

SECTION 304.                                   Temporary Securities.

Pending the preparation of definitive Securities of any series, the Corporation may execute, and upon Corporation Order the Trustee shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued, in registered form and with such appropriate insertions, omissions, substitutions and other variations as conclusively the officers executing such Securities may determine, as conclusively evidenced by their execution of such Securities.  Such temporary Securities may be in global form.

Except in the case of temporary Securities in global form (which shall be exchanged in accordance with the provisions of the following paragraphs), if temporary Securities of any series are issued, the Corporation will cause definitive Securities of that series to be prepared without unreasonable delay.  After the preparation of definitive Securities of such series, the temporary Securities of such series shall be exchangeable for definitive Securities of such series upon surrender of the temporary Securities of such series at the office or agency of the Corporation in a Place of Payment for that series, without charge to the Holder.  Upon surrender for cancellation of any one or more temporary Securities of any series, the Corporation shall execute and the Trustee shall authenticate and deliver in exchange therefor a like principal amount of definitive Securities of the same series of authorized denominations.  Until so exchanged the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of such series.

If temporary Securities of any series are issued in global form, any such temporary global Security shall, unless otherwise provided therein, be delivered to the London, England office of a depositary or common depositary (the “Common Depositary”) or the Depositary, as applicable, for the benefit of Euroclear and Clearstream, for credit to the respective accounts of the beneficial owners of such Securities (or to such other accounts as they may direct).

Without unnecessary delay but in any event not later than the date specified in, or determined pursuant to the terms of, any such temporary global Security (the “Exchange Date”), the Corporation shall deliver to the Trustee definitive Securities, in aggregate principal amount equal to the principal amount of such temporary global Security, executed by the Corporation.  On or after the Exchange Date such temporary global Security shall be surrendered by the Common Depositary to the Trustee, as the Corporation’s agent for such purpose, to be exchanged, in whole or from time to time in part, for definitive Securities without charge and the Trustee shall authenticate and deliver, in exchange for each portion of such temporary global Security, an equal aggregate principal amount of definitive Securities of the same series of authorized denominations and of like tenor as the portion of such temporary global Security to be exchanged.  The definitive Securities to be delivered in exchange for any such temporary global Security shall be in registered form or permanent global registered form, or any combination thereof, as specified as contemplated by Section 301, and, if any combination thereof is so specified, as requested by the beneficial owner thereof; provided, however, that, unless otherwise specified in such temporary global Security, upon such presentation by the Common Depositary, such temporary global Security is accompanied by a certificate dated the Exchange Date or a subsequent date and signed by Euroclear as to the portion of such temporary global Security held for its account then to be exchanged and a certificate dated the Exchange Date or a subsequent date and signed by Clearstream as to the portion of such temporary global Security held for its account then to be exchanged, each in the form set forth in Exhibit A-2 to this Indenture (or in such other form as may be established pursuant to Section 301).

Unless otherwise specified in such temporary global Security, the interest of a beneficial owner of Securities of a series in a temporary global Security shall be exchanged for definitive Securities of the same series and of like tenor following the Exchange Date when the account holder instructs Euroclear or Clearstream, as the case may be, to request such exchange on his/her behalf and delivers to Euroclear or Clearstream, as the case may be, a certificate in the form set forth in Exhibit A-1 to this Indenture (or in such other form as may be established pursuant to Section 301), dated no earlier than 15 days prior to the Exchange Date, copies of which certificate shall be available from the offices of Euroclear and Clearstream, the Trustee, any Authenticating Agent appointed for such series of Securities and each Paying Agent.  Unless otherwise specified in such temporary global Security, any such exchange shall be made free of charge to the beneficial owners of such temporary global Security, except that a Person receiving definitive Securities must bear the cost of insurance, postage, transportation and the like in the event that such Person does not take delivery of such definitive Securities in person at the offices of Euroclear or Clearstream.

Until exchanged in full as hereinabove provided, the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of the same series and of like tenor authenticated and delivered hereunder, except that, unless otherwise specified as contemplated by Section 301, interest payable on a temporary global Security on an Interest Payment Date for Securities of such series occurring prior to the applicable Exchange Date shall be payable to Euroclear and Clearstream on such Interest Payment Date upon delivery by Euroclear and Clearstream to the Trustee of a certificate or certificates in the form set forth in Exhibit A-2 to this Indenture (or in such other form as may be established pursuant to Section 301), for credit without further interest thereon on or after such Interest Payment Date to the respective accounts of the Persons who are the beneficial owners of such temporary global Security on such Interest Payment Date and who have each delivered to Euroclear or Clearstream, as the case may be, a certificate dated no earlier than 15 days prior to the Interest Payment Date occurring prior to such Exchange Date in the form set forth in Exhibit A-1 to this

Indenture (or in such other form as may be established pursuant to Section 301).  Notwithstanding anything to the contrary herein contained, the certifications made pursuant to this paragraph shall satisfy the certification requirements of the preceding two paragraphs of this Section and of the third paragraph of Section 303 of this Indenture and the interests of the Persons who are the beneficial owners of the temporary global Security with respect to which such certification was made will be exchanged for definitive Securities of the same series and of like principal amount and tenor and evidencing the same indebtedness on the Exchange Date or the date of certification if such date occurs after the Exchange Date, without further act or deed by such beneficial owners.  Except as otherwise provided in this paragraph, no payments of principal (or premium, if any) or interest, if any, owing with respect to a beneficial interest in a temporary global Security will be made unless and until such interest in such temporary global Security shall have been exchanged for an interest in a definitive Security.  Any interest so received by Euroclear and Clearstream and not paid as herein provided shall be returned to the Trustee immediately prior to the expiration of two years after such Interest Payment Date in order to be repaid to the Corporation in accordance with Section 1003.

SECTION 305.                                   Registration, Registration of Transfer and Exchange.

The Corporation shall cause to be kept at the Corporate Trust Office of the Trustee a register for each series of Securities (the registers maintained in the Corporate Trust Office of the Trustee and in any other office or agency of the Corporation in a Place of Payment being herein sometimes collectively referred to as the “Security Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation shall provide for the registration of Securities and of transfers of Securities.  The Security Register shall be in written form or any other form capable of being converted into written form within a reasonable time.  At all reasonable times, the Security Register shall be open to inspection by the Trustee.  The Trustee is hereby initially appointed as security registrar (the “Security Registrar”) for the purpose of registering Securities and transfers of Securities as herein provided.  The Corporation shall have the right to remove and replace from time to time the Security Registrar for any series of Securities; provided that no such removal or replacement shall be effective until a successor Security Registrar with respect to such series of Securities shall have been appointed by the Corporation and shall have accepted such appointment by the Corporation.  In the event that the Trustee shall not be or shall cease to be the Security Registrar with respect to a series of Securities, it shall have the right to examine the Security Register for such series at all reasonable times.  There shall be only one Security Register for such series of Securities.

Upon surrender for registration of transfer of any Security of any series at the office or agency in a Place of Payment for that series, the Corporation shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee, one or more new Securities of the same series, of any authorized denominations and of a like principal amount and tenor and evidencing the same indebtedness.

At the option of the Holder, Securities of any series may be exchanged for other Securities of the same series, of any authorized denomination and of a like principal amount and tenor and evidencing the same indebtedness, upon surrender of the Securities to be exchanged at such office or agency.  Whenever any Securities are so surrendered for exchange, the Corporation shall execute, and the Trustee shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive.

Notwithstanding the foregoing, except as otherwise specified as contemplated by Section 301, any permanent global Security shall be exchangeable only as provided in this paragraph.  If any beneficial owner of an interest in a permanent global Security is entitled to exchange such interest for Securities of such series and of like principal amount and tenor and evidencing the same indebtedness of another authorized form and denomination, as specified as contemplated by Section 301 and, provided that any applicable notice provided in the permanent global Security shall have been given, then without unnecessary delay but in any event not later than the earliest date on which such interest may be so exchanged, the Corporation shall deliver to the Trustee definitive Securities in aggregate principal amount equal to the principal amount of such beneficial owner’s interest in such permanent global Security, executed by the Corporation.  On or after the earliest date on which such interests may be so exchanged, such permanent global Security shall be surrendered by the Common Depositary or such other Depositary as shall be specified in the Corporation Order with respect thereto to the Trustee, as the Corporation’s agent for such purpose, to be exchanged, in whole or from time to time in part, for definitive Securities without charge, and the Trustee shall authenticate and deliver, in exchange for each portion of such permanent global Security, an equal aggregate principal amount of definitive Securities of the same series of authorized denominations and of like tenor as the portion of such permanent global Security to be exchanged; provided, however, that no such exchanges may occur during a period beginning at the opening of business 15 days before any selection of Securities to be redeemed and ending on the relevant Redemption Date if the Security for which exchange is requested may be among those selected for redemption.  If a Security is issued in exchange for any portion of a permanent global Security after the close of business at the office or agency where such exchange occurs on (i) any Regular Record Date and before the opening of business at such office or agency on the relevant Interest Payment Date, or (ii) any Special Record Date and before the opening of business at such office or agency on the related proposed date for payment of Defaulted Interest, interest or Defaulted Interest, as the case may be, will not be payable on such Interest Payment Date or proposed date for payment, as the case may be, in respect of such Security, but will be payable on such Interest Payment Date or proposed date for payment, as the case may be, only to the Person to whom interest in respect of such portion of such permanent global Security is payable in accordance with the provisions of this Indenture.

If at any time the Depositary for Securities of a series notifies the Corporation that it is unwilling, unable or no longer qualifies to continue as Depositary for Securities of such series or if at any time the Depositary for Securities for such series shall no longer be registered or in good standing under the  Exchange Act, or other applicable statute or regulation, the Corporation shall appoint a successor Depositary with respect to the Securities for such series.  If a successor to the Depositary for Securities is not appointed by the Corporation within 90 days after the Corporation receives such notice or becomes aware of such condition, as the case may be, and the Trustee, as Security Registrar, has received a written request from the Depositary or a participant in the Depositary in accordance with the Depositary’s customary procedures to issue Securities in definitive form to such participant or other beneficial owner specified by such participant to the Trustee in writing, the Depositary shall no longer continue as Depositary with respect to the Securities for such series and the Corporation will execute, and the Trustee, upon receipt of a Corporation Order for the authentication and delivery of definitive Securities of such series, will authenticate and deliver individual Securities of such series in certificated, fully registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of the global Security or Securities representing such series in exchange for such global Security or Securities.

The Corporation may at any time and in its sole discretion determine that the Securities of any series issued in the form of one or more global Securities shall no longer be represented by such global Security or Securities.  In such event the Corporation will execute, and the Trustee, upon receipt of a Corporation Order for the authentication and delivery of definitive Securities of such series, will authenticate and deliver Securities of such series in definitive registered form, in authorized denominations, and in an aggregate principal amount equal to the principal amount of the global Security or Securities representing such series in exchange for such global Security or Securities.

Upon the exchange of a global Security for Securities in definitive registered form, such global Security shall be cancelled by the Trustee.  Securities issued in exchange for a global Security pursuant to this Section shall be registered in such names and in such authorized denominations as the Depositary for such global Security, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Trustee in writing.  The Trustee shall deliver such Securities to the persons in whose names such Securities are so registered.

All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Corporation, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

Every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Corporation or the Security Registrar) be duly endorsed, or be accompanied by a written instrument of transfer, in form satisfactory to the Corporation and the Security Registrar, duly executed by the Holder thereof or its attorney duly authorized in writing.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Corporation and the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 304, 906, 1107 or 1305 not involving any transfer.

The Corporation shall not be required (i) to issue, register the transfer of or exchange Securities of any series during a period beginning at the opening of business 15 days before the day of the selection for redemption of Securities of that series under Section 1103 or 1203 and ending at the close of business on the day of the mailing of the relevant notice of redemption or (ii) to register the transfer of or exchange any Security so selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part.

SECTION 306.                                   Mutilated, Destroyed, Lost and Stolen Securities.

If any mutilated Security is surrendered to the Trustee, the Corporation shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Security of the same series and of like principal amount and tenor and evidencing the same indebtedness and bearing a number not contemporaneously outstanding.

If there shall be delivered to the Corporation and to the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Corporation or the Trustee that such Security has been acquired by a protected purchaser (as defined in Article 8 of the UCC), the Corporation shall execute and upon Corporation Order the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security, a new Security of the same series and of like principal amount and tenor and evidencing the same indebtedness and bearing a number not contemporaneously outstanding.

Notwithstanding the provisions of the previous two paragraphs, in case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Corporation in its discretion may, instead of issuing a new Security pay such Security.

Upon the issuance of any new Security under this Section, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Security of any series issued pursuant to this Section in lieu of any mutilated, destroyed, lost or stolen Security shall constitute an original contractual obligation of the Corporation, whether or not the mutilated, destroyed, lost or stolen Security shall be at any time enforceable by anyone, and the Holders of such Security shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that series duly issued hereunder.

The provisions of this Section, as amended or supplemented pursuant to this Indenture with respect to particular Securities or generally, are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

SECTION 307.                                   Payment of Principal and Interest; Interest Rights Preserved; Optional Interest Reset.

(a)                                 Unless otherwise provided as contemplated by Section 301 with respect to any series of Securities, interest, if any, on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name such Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest at the office or agency of the Corporation maintained for such purpose pursuant to Section 1002; provided, that principal paid in relation to any Security redeemed at the option of the Corporation pursuant to Article Eleven, or paid at Maturity, shall be paid to the Holder of such Security only upon presentation and surrender of such Security to such office or agency referred to in this Section 307(a).

Unless otherwise provided as contemplated by Section 301, every permanent global Security will provide that interest, if any, payable on any Interest Payment Date will be paid to each of Euroclear and Clearstream with respect to that portion of such permanent global Security held for its account by the Common Depositary, for the purpose of permitting each of Euroclear and Clearstream to credit the interest, if any, received by it in respect of such permanent global Security to the accounts of the beneficial owners thereof.

Any interest on any Security of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date shall forthwith cease to be payable to the Holder on the relevant Regular Record Date, and such defaulted interest and, if applicable, interest on such defaulted interest (to the extent lawful) at the rate specified in the Securities of such series (such defaulted interest and, if applicable, interest thereon herein collectively called “Defaulted Interest”) may be paid by the Corporation, at its election in each case, as provided in clause (1) or (2) below:

(1)                                 The Corporation may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner.  The Corporation shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security of such series and the date of the proposed payment, and at the same time the Corporation shall deposit with the Trustee an amount of money in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except, if applicable, as provided in Sections 312(b), 312(d) and 312(e)) equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit on or prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided.  Thereupon the Trustee shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the written notice of the proposed payment.  The Trustee shall promptly notify the Corporation of such Special Record Date and, in the name and at the expense of the Corporation, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given in the manner provided in Section 106, not less than 10 days prior to such Special Record Date.  Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so given, such Defaulted Interest shall be paid to the Persons in whose name the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (2).

(2)                                 The Corporation may make payment of any Defaulted Interest on the Securities of any series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Securities may be listed, and upon such notice as may be required by such exchange, if, after written notice given by the Corporation to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

(b)                                 The provisions of this Section 307(b) may be made applicable to any series of Securities pursuant to Section 301 (with such modifications, additions or substitutions as may be specified pursuant to such Section 301).  The interest rate (or the spread or spread multiplier used to calculate such interest rate, if applicable) on any Security of such series may be reset by the Corporation on the date or dates specified on the face of such Security (each an “Optional Reset Date”).  The Corporation may exercise such option with respect to such Security by notifying in writing the Trustee of such exercise at least 50 but not more than 60 days prior to an Optional Reset Date for such Security.  If the Corporation exercises such option, the Corporation shall prepare and deliver to the Trustee and the Trustee shall transmit in the manner provided for in Section 106, not later than 40 days prior to each Optional Reset Date, to the Holder of any such Security a notice (the “Reset Notice”) indicating whether the Corporation has elected to reset the interest rate (or the spread or spread multiplier used to calculate such interest rate, if applicable), and if so (i) such new interest rate (or such new spread or spread multiplier, if applicable) and (ii) the provisions, if any, for redemption during the period from such Optional Reset Date to the next Optional Reset Date or if there is no such next Optional Reset Date, to the Stated Maturity Date of such Security (each such period a “Subsequent Interest Period”), including the date or dates on which or the period or periods during which and the price or prices at which such redemption may occur during the Subsequent Interest Period.  Trustee shall not be deemed to have any knowledge of any such change to the interest rate unless and until it has received such notice from the Corporation pursuant to this Section.

Notwithstanding the foregoing, not later than 20 days prior to the Optional Reset Date, the Corporation may, at its option, revoke the interest rate (or the spread or spread multiplier used to calculate such interest rate, if applicable) provided for in the Reset Notice and establish an interest rate (or a spread or spread multiplier used to calculate such interest rate, if applicable) that is higher than the interest rate (or the spread or spread multiplier, if applicable) provided for in the Reset Notice, for the Subsequent Interest Period by preparing a notice of such higher interest rate (or such higher spread or spread multiplier, if applicable) and delivering such notice to the Trustee and the Trustee shall transmit such notice, in the manner provided for in Section 106, to the Holder of such Security.  Such notice shall be irrevocable.  All Securities with respect to which the interest rate (or the spread or spread multiplier used to calculate such interest rate, if applicable) is reset on an Optional Reset Date, and with respect to which the Holders of such Securities have not tendered such Securities for repayment (or have validly revoked any such tender) pursuant to the next succeeding paragraph, will bear such higher interest rate (or such higher spread or spread multiplier, if applicable). Trustee shall not be deemed to have any knowledge of any such change to the interest rate unless and until it has received such notice from the Corporation pursuant to this Section.

The Holder of any such Security will have the option to elect repayment by the Corporation of the principal of such Security on each Optional Reset Date at a price equal to the principal amount thereof plus interest accrued to such Optional Reset Date.  In order to obtain repayment on an Optional Reset Date, the Holder must follow the procedures set forth in Article Thirteen for repayment at the option of Holders except that the period for delivery or notification to the Trustee shall be at least 25 but not more than 35 days prior to such Optional Reset Date and except that, if the Holder has tendered any Security for repayment pursuant to the Reset Notice, the Holder may, by written notice to the Trustee, revoke such tender or repayment until the close of business on the tenth day before such Optional Reset Date.

Subject to the foregoing provisions of this Section and Section 305, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

SECTION 308.                                   Optional Extension of Stated Maturity.

The provisions of this Section 308 may be made applicable to any series of Securities pursuant to Section 301 (with such modifications, additions or substitutions as may be specified pursuant to such Section 301).  The Stated Maturity of any Security of such series may be extended at the option of the Corporation for the period or periods specified on the face of such Security (each an “Extension Period”) up to but not beyond the date (the “Final Maturity”) set forth on the face of such Security.  The Corporation may exercise such option with respect to any Security by notifying the Trustee of such exercise at least 50 but not more than 60 days prior to the Stated Maturity of such Security in effect prior to the exercise of such option (the “Original Stated Maturity”).  If the Corporation exercises such option, the Corporation shall prepare and deliver to the Trustee and the Trustee shall transmit in the manner provided for in Section 106 to the Holder of such Security, not later than 40 days prior to the Original Stated Maturity a notice (the “Extension Notice”) indicating (i) the election of the Corporation to extend the Stated Maturity, (ii) the new Stated Maturity, (iii) the interest rate, if any, applicable to the Extension Period and (iv) the provisions, if any, for redemption during such Extension Period.  Upon the Trustee’s transmittal of the Extension Notice, the Stated Maturity of such Security shall be extended automatically and, except as modified by the Extension Notice and as described in the next paragraph, such Security will have the same terms as prior to the transmittal of such Extension Notice. Trustee shall not be deemed to have any knowledge of any extension unless and until it has received such notice from the Corporation pursuant to this Section.

Notwithstanding the foregoing, not later than 20 days before the Original Stated Maturity of such Security, the Corporation may, at its option, revoke the interest rate provided for in the Extension Notice and establish a higher interest rate for the Extension Period by preparing a notice of such higher interest rate and delivering such notice to the Trustee and the Trustee shall transmit such notice, in the manner provided for in Section 106, to the Holder of such Security.  Such notice shall be irrevocable.  All Securities with respect to which the Stated Maturity is extended will bear such higher interest rate. Trustee shall not be deemed to have any knowledge of any such change to the interest rate unless and until it has received such notice from the Corporation pursuant to this Section.

If the Corporation extends the Maturity of any Security, the Holder will have the option to elect repayment of such Security by the Corporation on the Original Stated Maturity at a price equal to the principal amount thereof, plus interest accrued to such date.  In order to obtain repayment on the Original Stated Maturity once the Corporation has extended the Maturity thereof, the Holder must follow the procedures set forth in Article Thirteen for repayment at the option of Holders, except that the period for delivery or notification to the Trustee shall be at least 25 but not more than 35 days prior to the Original Stated Maturity and except that, if the Holder has tendered any Security for repayment pursuant to an Extension Notice, the Holder may by written notice to the Trustee revoke such tender for repayment until the close of business on the tenth day before the Original Stated Maturity.

SECTION 309.                                   Persons Deemed Owners.

Prior to due presentment of a Security for registration of transfer, the Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of principal of (and premium, if any) and (subject to Sections 305 and 307) interest, if any, on such Security and for all other purposes whatsoever (except for determining whether the payment of Additional Amounts is required), whether or not such Security be overdue, and none of the Corporation, the Trustee or any agent of the Corporation or the Trustee shall be affected by notice to the contrary.

The Depositary for Securities may be treated by the Corporation, the Trustee, and any agent of the Corporation or the Trustee as the owner of such global Security for all purposes whatsoever (except for determining whether the payment of Additional Amounts is required).  None of the Corporation, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Security in global form or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Notwithstanding anything to the contrary in this Indenture, the Depositary or its nominee, as a Holder of a global Security, may grant proxies and otherwise authorize any Person (including owners of beneficial interests in the Securities) to take any action that the Depositary or its nominee, as a Holder of a global Security, is entitled to take under this Indenture or the Securities, provided further that, with respect to any global Security, nothing herein shall prevent the Corporation, the Trustee, or any agent of the Corporation or the Trustee, from giving effect to any written certification, proxy or other authorization furnished by any Depositary, as a Holder, with respect to such global Security or impair, as between such Depositary and owners of beneficial interests in such global Security, the operation of customary practices governing the exercise of the rights of such Depositary (or its nominee) as Holder of such global Security.

SECTION 310.                                   Cancellation.

All Securities surrendered for payment, redemption, repayment at the option of the Holder, registration of transfer or exchange or for credit against any current or future sinking fund payment shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee.  All Securities so delivered to the Trustee shall be promptly cancelled by it.  The Corporation may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Securities previously authenticated hereunder which the Corporation has not issued and sold, and all Securities so delivered shall be promptly cancelled by the Trustee.  If the Corporation shall so acquire any of the Securities, however, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Securities unless and until the same are surrendered to the Trustee for cancellation.  No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture.  All cancelled Securities held by the Trustee shall be disposed of by the Trustee in accordance with its customary procedures, and, upon written request of the Corporation, certification of their disposal shall be delivered to the Corporation by the Trustee unless by Corporation Order the Corporation shall direct that cancelled Securities be returned to it.

SECTION 311.                                   Computation of Interest.

For the purposes of disclosure under the Interest Act (Canada), the yearly rate of interest to which interest calculated under a Security for any period in any calendar year (the “calculation period”) is equivalent, is the rate payable under a Security in respect of the calculation period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the calculation period.

SECTION 312.                                   Currency and Manner of Payments in Respect of Securities.

(a)                                 With respect to Securities of any series not permitting the election provided for in paragraph (b) below or the Holders of which have not made the election provided for in paragraph (b) below, payment of the principal of (and premium, if any) and interest, if any, on any Security of such series will be made in the Currency in which such Security is payable.  The provisions of this Section 312 may be modified or superseded with respect to any Securities pursuant to Section 301.

(b)                                 It may be provided pursuant to Section 301 with respect to Securities of any series that Holders shall have the option, subject to paragraphs (d) and (e) below, to receive payments of principal of (or premium, if any) or interest, if any, on such Securities in any of the Currencies which may be designated for such election by delivering to the Trustee a written election with signature guarantees and in the applicable form established pursuant to Section 301, not later than the close of business on the Election Date immediately preceding the applicable payment date.  If a Holder so elects to receive such payments in any such Currency, such election will remain in effect for such Holder or any transferee of such Holder until changed by such Holder or such transferee by written notice to the Trustee (but any such change must be made not later than the close of business on the Election Date immediately preceding the next payment date to be effective for the payment to be made on such payment date and no such change of election may be made with respect to payments to be made on any Security of such series with respect to which an Event of Default has occurred or with respect to which the Corporation has deposited funds pursuant to Article Four or Fourteen or with respect to which a notice of redemption has been given by the Corporation or a notice of option to elect repayment has been sent by such Holder or such transferee).  Any Holder of any such Security who shall not have delivered any such election to the Trustee not later than the close of business on the applicable Election Date will be paid the amount due on the applicable payment date in the relevant Currency as provided in Section 312(a).  The Trustee shall notify the Exchange Rate Agent as soon as practicable after the Election Date of the aggregate principal amount of Securities for which Holders have made such written election.

(c)                                  Unless otherwise specified pursuant to Section 301, if the election referred to in paragraph (b) above has been provided for pursuant to Section 301, then, unless otherwise specified pursuant to Section 301, not later than the fourth Business Day in the Place of Payment after the Election Date for each payment date for Securities of any series, the Exchange Rate Agent will deliver to the Corporation a written notice specifying, in the Currency in which Securities of such series are payable, the respective aggregate amounts of principal of (and premium, if any) and interest, if any, on the Securities to be paid on such payment date, specifying the amounts in such Currency so payable in respect of the Securities as to which the Holders of Securities of such series shall have elected to be paid in another Currency as provided in paragraph (b) above.  If the election referred to in paragraph (b) above has been provided for pursuant to Section 301 and if at least one Holder has made such election, then, unless otherwise specified pursuant to Section 301, on the second Business Day in the Place of Payment preceding such payment date the Corporation will deliver to the Trustee for such series of Securities an Exchange Rate Officer’s Certificate in respect of the Dollar or Foreign Currency payments to be made on such payment date.  Unless otherwise specified pursuant to Section 301, the Dollar or Foreign Currency amount receivable by Holders of Securities who have elected payment in a Currency as provided in paragraph (b) above shall be determined by the Corporation on the basis of the applicable Market Exchange Rate in effect on the third Business Day in the Place of Payment immediately preceding each payment date (the “Valuation Date”), and such determination shall be conclusive and binding for all purposes, absent manifest error.

(d)                                 If a Conversion Event occurs with respect to a Foreign Currency in which any of the Securities are denominated or payable other than pursuant to an election provided for pursuant to paragraph (b) above, then with respect to each date for the payment of principal of (and premium, if any) and interest, if any, on the applicable Securities denominated or payable in such Foreign Currency occurring after the last date on which such Foreign Currency was used (the “Conversion Date”), the Dollar shall be the Currency of payment for use on each such payment date.  Unless otherwise specified pursuant to Section 301, the Dollar amount to be paid by the Corporation to the Trustee and by the Trustee or any Paying Agent to the Holders of such Securities with respect to such payment date shall be the Dollar Equivalent of the Foreign Currency as determined by the Exchange Rate Agent in the manner provided in paragraph (f) below.

(e)                                  Unless otherwise specified pursuant to Section 301, if the Holder of a Security denominated in any Currency shall have elected to be paid in another Currency as provided in paragraph (b) above, and a Conversion Event occurs with respect to such elected Currency, such Holder shall receive payment in the Currency in which payment would have been made in the absence of such election; and if a Conversion Event occurs with respect to the Currency in which payment would have been made in the absence of such election, such Holder shall receive payment in Dollars as provided in paragraph (d) above.

(f)                                   The “Dollar Equivalent of the Foreign Currency” shall be determined by the Exchange Rate Agent and shall be obtained for each subsequent payment date by converting the specified Foreign Currency into Dollars at the Market Exchange Rate on the Conversion Date.

(g)                                  For purposes of this Section 312, “Election Date” shall mean the date for any series of Securities as specified pursuant to clause (13) of Section 301 by which the written election referred to in paragraph (b) above may be made.

All decisions and determinations of the Exchange Rate Agent regarding the Dollar Equivalent of the Foreign Currency and the Market Exchange Rate as specified above shall be in its sole discretion and shall, in the absence of manifest error, be conclusive for all purposes and irrevocably binding upon the Corporation, the Trustee and all Holders of such Securities denominated or payable in the relevant Currency.  The Exchange Rate Agent shall promptly give written notice to the Corporation and the Trustee of any such decision or determination.

In the event that the Corporation determines in good faith that a Conversion Event has occurred with respect to a Foreign Currency, the Corporation will immediately give written notice thereof to the Trustee and to the Exchange Rate Agent (and the Trustee will promptly thereafter give notice in the manner provided for in Section 106 to the affected Holders) specifying the Conversion Date.

The Trustee shall be fully justified and protected in relying and acting upon information received by it from the Corporation and the Exchange Rate Agent and shall not otherwise have any duty or obligation to determine the accuracy or validity of such information independent of the Corporation or the Exchange Rate Agent.

SECTION 313.                                   Appointment and Resignation of Successor Exchange Rate Agent.

(a)                                 Unless otherwise specified pursuant to Section 301, if and so long as the Securities of any series (i) are denominated in a Foreign Currency or (ii) may be payable in a Foreign Currency, or so long as it is required under any other provision of this Indenture, then the Corporation will maintain with respect to each such series of Securities, or as so required, at least one Exchange Rate Agent.  The Corporation will cause the Exchange Rate Agent to make the necessary foreign exchange determinations at the time and in the manner specified pursuant to Section 301 for the purpose of determining the applicable rate of exchange and, if applicable, for the purpose of converting the issued Currency into the applicable payment Currency for the payment of principal (and premium, if any) and interest, if any, pursuant to Section 312.

(b)                                 The Corporation shall have the right to remove and replace from time to time the Exchange Rate Agent for any series of Securities.  No resignation of the Exchange Rate Agent and no appointment of a successor Exchange Rate Agent pursuant to this Section shall become effective until the acceptance of appointment by the successor Exchange Rate Agent as evidenced by a written instrument delivered to the Corporation and the Trustee.

(c)                                  If the Exchange Rate Agent shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of the Exchange Rate Agent for any cause with respect to the Securities of one or more series, the Corporation shall promptly appoint a successor Exchange Rate Agent or Exchange Rate Agents with respect to the Securities of that or those series (it being understood that any such successor Exchange Rate Agent may be appointed with respect to the Securities of one or more or all of such series and that, unless otherwise specified pursuant to Section 301, at any time there shall only be one Exchange Rate Agent with respect to the Securities of any particular series that are originally issued by the Corporation on the same date and that are initially denominated and/or payable in the same Currency).

ARTICLE FOUR

SATISFACTION AND DISCHARGE

SECTION 401.                                   Satisfaction and Discharge of Indenture.

This Indenture shall upon a Corporation Request cease to be of further effect with respect to any series of Securities specified in such Corporation Request (except as to any surviving rights of registration of transfer or exchange of Securities of such series expressly provided for herein or pursuant hereto and any right to receive Additional Amounts as contemplated by Section 1005) and the Trustee, at the request and expense of the Corporation, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture as to such series when

(1)                                 either

(A)                               all Securities of such series theretofore authenticated and delivered (other than Securities of such series which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 306 and Securities of such series for whose payment money has theretofore been deposited in trust with the Trustee or any Paying Agent or segregated and held in trust by the Corporation and thereafter repaid to the Corporation, as provided in Section 1003) have been delivered to the Trustee for cancellation; or

(B)                               (1)                                 all Securities of such series

(i)                                     have become due and payable, or

(ii)                                  will become due and payable at their Stated Maturity within one year, or

(iii)                               if redeemable at the option of the Corporation, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Corporation, and the Corporation, in the case of (i), (ii) or (iii) above, has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose an amount in the Currency in which the Securities of such series are payable, sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest, if any, to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(2)                                 the Corporation has paid or caused to be paid all other sums payable hereunder by the Corporation in respect of such series; and

(3)                                 the Corporation has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture as to such series have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Corporation to the Trustee under Section 607, the obligations of the Trustee to any Authenticating Agent under Section 612 and, if money shall have been deposited with the Trustee pursuant to subclause (B) of clause (1) of this Section, the obligations of the Trustee under Section 402 and the last paragraph of Section 1003 shall survive.

SECTION 402.                                   Application of Trust Money.

Subject to the provisions of the last paragraph of Section 1003, all money deposited with the Trustee pursuant to Section 401 shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Corporation acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest, if any, for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

ARTICLE FIVE

REMEDIES

SECTION 501.                                   Events of Default.

“Event of Default”, wherever used herein with respect to Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgement, decree or order of any governmental authority):

(a)                                 a default by the Corporation in making payment of principal or premium with respect to such series of Securities when due and payable at maturity upon acceleration, redemption or otherwise, or in any obligation to repurchase such series of Securities when required pursuant to this Indenture; or

(b)                                 a default by the Corporation in making payment of any interest with respect to such series of Securities when due and payable which default continues for a period of 30 days; provided that, for greater certainty, unless otherwise expressly provided in the related supplemental indenture or Officer’s Certificate establishing the terms of such series, no such default shall be considered to occur as a result of amounts that may be required to be deducted or withheld under the Income Tax Act (Canada) or any other applicable taxation statute by the Corporation, the Trustee, the Security Registrar or the Paying Agent from any payment to be made to any Holder having been so deducted or withheld (provided that the amounts so deducted or withheld are remitted to the appropriate governmental authority on behalf of such Holder within the period required by applicable law); or

(c)                                  a default by the Corporation in the performance of, or a breach of, any other covenant or agreement of the Corporation with respect to such series of Securities contained in this Indenture which default or breach continues for a period of 60 days after the date on which written notice of such default (a “Notice of Default”) has been given to the Corporation by the Trustee or by the Holders of at least 25% of the unpaid aggregate principal amount of such series of Securities then Outstanding; or

(d)                                 if any representation or warranty made by the Corporation in relation to such series of Securities in this Indenture was incorrect in any material respect as at the time made and, if such representation or warranty is capable of being corrected with reference to the presently-existing facts and circumstances, such representation or warranty is not corrected within a period of 60 days after the date on which written notice thereof is given to the Corporation by the Trustee or by the Holders of at least 25% of the unpaid aggregate principal amount of such series of Securities then Outstanding; or

(e)                                  if (x) the Corporation or a Subsidiary fails to pay when due or within any applicable grace period after maturity, any payment of indebtedness of the Corporation or such Subsidiary in an aggregate principal amount in excess of $75,000,000 (or the equivalent amount in any other currency or currencies), or (y) any default occurs in respect of any indebtedness of the Corporation or a Subsidiary with respect to Securities of that series having an aggregate principal amount exceeding $75,000,000 (or the equivalent amount in any other currency or currencies) after the expiration of any applicable grace period if such default has resulted in such indebtedness in excess of such aggregate principal amount becoming due prior its maturity; or

(f)                                   if a distress, attachment, execution or other similar legal process for any amount exceeding $75,000,000 (or the equivalent amount in any other currency or currencies) is levied or enforced against any part of the property of the Corporation or any Subsidiary and such distress, attachment, execution or similar legal process has not been paid out, satisfied, or withdrawn within 60 days of the commencement of such levy or enforcement; or

(g)                                  if a proceeding is instituted in any court of competent jurisdiction by any Person for the winding up, liquidation, administration or dissolution of the Corporation or any Subsidiary of the Corporation (except to the extent permitted under Article Eight and except for any liquidation, winding-up or dissolution of a Subsidiary with or into the Corporation or another Subsidiary), or for any reorganization, readjustment; arrangement, administration composition or similar relief with respect to the Corporation or any Subsidiary of the Corporation under any bankruptcy law, insolvency law or other similar applicable law (including the Bankruptcy and Insolvency Act (Canada) the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada)) or for the appointment of a receiver, liquidator, trustee, administrator or assignee in bankruptcy or insolvency of the whole or any material part of its property, and in any such case:  (i) at any time thereafter such proceeding is not being contested by the Corporation or such Subsidiary, as the case may be, or the effect of such proceeding has not been stayed or (ii) the final order sought in such proceeding is granted; or

(h)                                 if the Corporation or any Subsidiary institutes a proceeding for its winding up, liquidation or dissolution (except to the extent permitted under Article Eight and except for any liquidation, winding up, or dissolution of a Subsidiary with or into the Corporation or another Subsidiary), or takes action to become a voluntary bankrupt, or consents to the filing of a bankruptcy proceeding against it, or files a proposal, a notice of intention to make, a proposal, a petition or answer or consent seeking reorganization, readjustment, arrangement, administration, composition or similar relief under any bankruptcy law, any insolvency law or any other similar applicable law including the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) or any similar legislation in any other jurisdiction) or consents to the filing of any such petition or other proceeding, or consents to the appointment of a receiver, liquidator, administrator. trustee or assignee in bankruptcy or insolvency of the whole or a substantial part of the property of such Person or makes an assignment for benefit of creditors or publicly announces or admits in writing its inability, or is deemed for the purpose of any applicable law to be unable, to pay its debts generally as they become due or commits any act of bankruptcy or insolvency, or suspends making payments on all or any class of its debts or announces an intention to do so, or suspends or threatens to suspend transaction of all or any substantial part of its usual business, or any action is taken by the Corporation or any Subsidiary in furtherance of any of the foregoing; or

(i)                                     any other events specified as Events of Default with respect to such series of Securities.

SECTION 502.                                   Acceleration of Maturity; Rescission and Annulment.

If an Event of Default described in Section 501 with respect to Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of such affected series may, subject to any subordination provisions thereof, declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all of the Securities of that series, and all accrued and unpaid interest thereon to the date of such acceleration, to be due and payable immediately, by a notice in writing to the Corporation (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified portion thereof) shall become immediately due and payable.

At any time after such a declaration of acceleration with respect to Securities of any series (or of all series, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter provided in this Article, the Holders of a majority in principal amount of the Outstanding Securities of that series (or of all series, as the case may be), by written notice to the Corporation and the Trustee, may rescind and annul such declaration and its consequences if:

(1)                                 the Corporation has paid or deposited with the Trustee a sum sufficient to pay in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except, if applicable, as provided in Sections 312(b), 312(d) and 312(e)):

(A)                               all overdue interest, if any, on all Outstanding Securities of that series (or of all series, as the case may be),

(B)                               all unpaid principal of (and premium, if any, on) any Outstanding Securities of that series (or of all series, as the case may be) which has become due otherwise than by such declaration of acceleration, and interest on such unpaid principal at the rate or rates prescribed therefor in such Securities,

(C)                               to the extent that payment of such interest is lawful, interest on overdue interest, if any, at the rate or rates prescribed therefor in such Securities, and

(D)                               all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(2)                                 all Events of Default with respect to Securities of that series (or of all series, as the case may be), other than the non-payment of amounts of principal of (or premium, if any, on) or interest on Securities of that series (or of all series, as the case may be) which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 513.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the Securities because of an Event of Default specified in Section 501(e) shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such indebtedness, and written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Corporation and countersigned by the holders of such indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the Securities, and no other Event of Default has occurred during such 30-day period which has not been cured or waived during such period.

SECTION 503.                                   Collection of Indebtedness and Suits for Enforcement by Trustee.

The Corporation covenants that if:

(1)                                 default is made in the payment of any installment of interest on any Security when such interest becomes due and payable and such default continues for a period of 30 days, or

(2)                                 default is made in the payment of the principal of (or premium, if any, on) any Security at the Maturity thereof,

then the Corporation will, upon demand of the Trustee, pay to the Trustee for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal (and premium, if any) and interest, if any, and interest on any overdue principal (and premium, if any) and on any overdue interest, at the rate or rates prescribed therefor in such Securities, and, in addition thereto, such further amounts as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If the Corporation fails to pay such amounts forthwith upon such demand, the Trustee, in its own name as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Corporation or any other obligor upon such Securities and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Corporation or any other obligor upon such Securities, wherever situated.

If an Event of Default with respect to Securities of any series (or of all series, as the case may be) occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities of such series (or of all series, as the case may be) by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

SECTION 504.                                   Trustee May File Proofs of Claim.

In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Corporation or any other obligor upon the Securities or the property of the Corporation or the property of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Corporation for the payment of overdue principal, premium, if any, or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise,

(1)                                 to file and prove a claim for the whole amount of principal (and premium, if any), or such portion of the principal amount of any series of Original Issue Discount Securities or Indexed Securities as may be specified in the terms of such series, and interest, if any, owing and unpaid in respect of the Securities and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and

(2)                                 to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 607.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

SECTION 505.                                   Trustee May Enforce Claims Without Possession of Securities.

All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of Securities in respect of which such judgment has been recovered.

SECTION 506.                                   Application of Money Collected.

Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (or premium, if any) or interest, if any, upon presentation of the Securities, or both, as the case may be, and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

First:  To the payment of all amounts due the Trustee under Section 607;

Second:  To the payment of the amounts then due and unpaid for principal of (and premium, if any) and interest, if any, on the Securities in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal (and premium, if any) and interest, if any, respectively, and, to the extent applicable, any Additional Amounts; and

Third:  The balance, if any, to the Corporation or to such Person or Persons as the Corporation instructs in writing.

SECTION 507.                                   Limitation on Suits.

No Holder of any Security of any series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, the Securities of any series, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

(1)                                 such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of that series;

(2)                                 the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of that series in the case of any Event of Default described in Section 501, shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(3)                                 such Holder or Holders have offered to the Trustee indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request;

(4)                                 the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(5)                                 no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority or more in principal amount of the Outstanding Securities of that series in the case of any Event of Default described in Section 501;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders of Securities of the same series, in the case of any Event of Default described in Section 501, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all Holders of Securities of the same series, in the case of any Event of Default described in Section 501.

SECTION 508.                                   Unconditional Right of Holders to Receive Principal (Premium, if any) and Interest.

Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment, as provided herein (including, if applicable, Article Fourteen) and in such Security, of the principal of (and premium, if any) and (subject to Section 307) interest, if any, on such Security on the respective Stated Maturities expressed in such Security (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder, it being understood that any amendment permitted pursuant to Section 902 shall not be deemed to result in such impairment.

SECTION 509.                                   Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Corporation, the Trustee and the Holders of Securities shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

SECTION 510.                                   Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 306, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders of Securities is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise.  The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 511.                                   Delay or Omission Not Waiver.

No delay or omission of the Trustee or of any Holder of any Security to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein.  Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

SECTION 512.                                   Control by Holders.

With respect to the Securities of any series, the Holders of not less than a majority in principal amount of the Outstanding Securities of such series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that in each case

(1)                                 such direction shall not be in conflict with any rule of law or with this Indenture,

(2)                                 the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction, and

(3)                                 the Trustee need not take any action which might expose it to personal liability or be unjustly prejudicial to the Holders of Securities of such series not consenting.

SECTION 513.                                   Waiver of Past Defaults.

Subject to Section 502, the Holders of not less than a majority in principal amount of the Outstanding Securities of any series may on behalf of the Holders of all the Securities of such series waive any past default described in Section 501, and its consequences, except a default

(1)                                 in respect of the payment of the principal of (or premium, if any) or interest, if any, on any Security, or

(2)                                 in respect of a covenant or provision hereof which under Article Nine cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected.

Upon any such waiver, any such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

SECTION 514.                                   Waiver of Stay or Extension Laws.

The Corporation covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Corporation (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

SECTION 515.                                   Undertaking for Costs.

All parties to this Indenture agree, and each Holder, by acceptance of a Security, shall be deemed to have agreed that, in any suit for the enforcement of any right or remedy under this Indenture, or any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, any court may, in its discretion, require the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; provided, however, that the provisions of this Section 515 shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate Securities representing more than 10% of the aggregate principal amount of the Outstanding Securities of any series, or to any suit instituted by any Holder for the enforcement of the payment of any installment of interest on any Security on or after the Stated Maturity thereof expressed in such Security or for the enforcement of the payment of the principal of such Security at the Stated Maturity therefore.

ARTICLE SIX

THE TRUSTEE

SECTION 601.                                   Notice of Defaults.

Within 90 days after the occurrence of any Default hereunder with respect to the Securities of any series which a Responsible Officer of the Trustee has received written notice thereof, the Trustee shall transmit in the manner and to the extent provided in TIA Section 313(c), notice of such Default hereunder known to the Trustee, unless such Default shall have been cured or waived; provided, however, that, except in the case of a Default in the payment of the principal of (or premium, if any) or interest, if any, on any Security of such series or in the payment of any sinking fund installment with respect to Securities of such series, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers of the Trustee determine that the withholding of such notice is in the interest of the Holders of Securities of such series, and so advises the Corporation in writing; and provided further, that in the case of any Default of the character specified in Section 501(c) with respect to Securities of such series, no such notice to Holders shall be given until at least 30 days after the occurrence thereof. The Trustee shall not be deemed to have notice of any Default or Event of Default unless written notice is received by a Responsible Officer of the Trustee at the Corporate Trust Office, and such notice references the Securities and this Indenture and states that it is a notice of Default or Event of Default.

SECTION 602.                                   Certain Duties and Responsibilities of Trustee.

(a)                                 Except during the continuance of an Event of Default, (1) the Trustee shall undertake to perform with respect to the Securities of any series, such duties and only such duties as are expressly and specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee, and (2) the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; however, in the case of any such certificates and opinions which by any provision hereof or thereof are specifically required to be furnished to the Trustee, the Trustee will be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(b)                                 If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(c)                                  No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(1)                                 This subsection shall not be construed to limit the effect of subsection (a) of this Section;

(2)                                 the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer of the Trustee, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

(3)                                 the Trustee shall not be liable with respect to any action taken or omitted to be taken by them in good faith in accordance with the direction of the Holders of not less than a majority in principal amount of the Securities of any series at the time Outstanding relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee under this Indenture; and

(4)                                 no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(d)                                                                                 Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or effecting the liability or affording protection to the Trustee shall be subject to the provisions of this Section.

SECTION 603.                                   Certain Rights of Trustee.

Except as otherwise provided in Section 601:

(1)                                 the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties. The Trustee need not investigate any fact or matter stated in the document;

(2)                                 any request or direction of the Corporation mentioned herein shall be sufficiently evidenced by a Corporation Request or Corporation Order and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution;

(3)                                 whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may rely upon an Officer’s Certificate and the Trustee shall not be liable for any action it takes or omits to take in reliance on such Officers’ Certificate.;

(4)                                 before the Trustee acts or refrains from acting, the Trustee may consult with counsel and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(5)                                 the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders of Securities of any series pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(6)                                 the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Corporation, personally or by agent or attorney;

(7)                                 the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder. No Depositary shall be deemed an agent of the Trustee, and the Trustee shall not be responsible for any act or omission by any Depositary.;

(8)                                 the Trustee shall not be liable for any action taken, suffered or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(9)                                 except as otherwise specifically provided herein, (i) all references in this Indenture to the Trustee shall be deemed to refer to the Trustee in its capacity as Trustee and in its capacities as Security Registrar, Authenticating Agent and Paying Agent and (ii) every provision of this Indenture relating to the conduct or affecting the liability or offering protection, immunity or indemnity to the Trustee shall be deemed to apply with the same force and effect to the Trustee acting in its capacities as Paying Agent, Authenticating Agent and Security Registrar;

(10)                          in no event shall the Trustee be responsible or liable for special, indirect, punitive, incidental or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action;

(11)                          the Trustee may request, from time to time, that the Corporation deliver a certificate setting forth the names of individuals and/or titles of officers (with specimen signatures) authorized at such time to take specified actions pursuant to this Indenture;

(12)                          The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

(13)                          The Trustee shall not be deemed to have notice of any Default or Event of Default, other than a failure by the Corporation to make any payment hereunder when due, unless written notice is received by a Responsible Officer of the Trustee at the Corporate Trust Office, and such notice references the Securities generally or the Securities of a particular Series and this Indenture and states that it is a notice of Default or Event of Default.

(14)                          the Trustee shall not be responsible or liable for any failure or delay in the performance of its obligations under this Indenture arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including without limitation, acts of God; earthquakes; fires; floods; wars; civil or military disturbances; economic sanctions; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications service; accidents; labor disputes; acts of civil or military authority or governmental actions; it being understood that the Trustee shall use its best efforts to resume performance as soon as practicable under the circumstances; and

(15)                          the permissive rights of the Trustee enumerated herein shall not be construed as duties.

(16)                          The Trustee may refuse to perform any duty or exercise any right or power at the request or direction of any Holder unless it receives indemnity satisfactory to the Trustee against any loss, liability or expense.

(17)                          The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Corporation. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(18)                          The rights, privileges, protections, immunities and benefits given to the Trustee, including the right to be indemnified, are extended to, and shall be enforceable by the Trustee in each of its capacities hereunder and to its agents. The provisions set forth in this Article 6 shall apply to the Trustee in each of its capacities hereunder and its agents.

SECTION 604.                                   Trustee Not Responsible for Recitals or Issuance of Securities.

The recitals contained herein and in the Securities, except for the Trustee’s certificates of authentication, shall be taken as the statements of the Corporation, and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness.  The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities.  Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Corporation of Securities or the proceeds thereof.

SECTION 605.                                   May Hold Securities.

The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other agent of the Corporation or of the Trustee, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to TIA Sections 310(b) and 311, may otherwise deal with the Corporation with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other agent.  A Trustee that has resigned or was removed shall remain subject to TIA Section 311(a).

SECTION 606.                                   Money Held in Trust.

Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law.  The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed with the Corporation.

SECTION 607.                                   Compensation and Reimbursement.

The Corporation agrees:

(1)                                 to pay to the U.S. Trustee and the Canadian Trustee from time to time such compensation as the U.S. Trustee, the Canadian Trustee and the Corporation shall from time to time agree in writing for all services rendered by such Trustees hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(2)                                 except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its bad faith, willful misconduct or gross negligence; and

(3)                                 to indemnify the Trustee for, and to hold it harmless against, any loss, liability or expense (including, without limitation, the reasonable compensation and the expenses and disbursements of its agents and counsel) incurred without bad faith, willful misconduct or gross negligence on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, the performance of its duties hereunder and/or the exercise of its rights hereunder, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.

The obligations of the Corporation under this Section to compensate the Trustee, to pay or reimburse the Trustee for expenses, disbursements and advances and to indemnify and hold harmless the Trustee shall survive the satisfaction and discharge of this Indenture and the resignation and removal of the Trustee.  As security for the performance of the obligations of the Corporation under this Section 607, the Trustee shall have a lien prior to the Securities upon all property and funds held or collected by the Trustee as such, except funds held in trust for the payment of principal of (or premium, if any) or interest, if any, on particular Securities.

When the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 501(e), the expenses (including reasonable charges and expense of its counsel) of and the compensation for such services are intended to constitute expenses of administration under any applicable U.S. or Canadian federal, state or provincial bankruptcy, insolvency or other similar law.

The provisions of this Section shall survive the termination of this Indenture, the payment of the Securities and the resignation or removal of the Trustee.

SECTION 608.                                   Corporate Trustee Required; Eligibility.

There shall be at all times a Trustee hereunder which shall be eligible to act as Trustee under TIA Section 310(a)(1) and shall have a combined capital and surplus (together with that of its parent and affiliates) of at least $50,000,000.  If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published.   If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

The Corporation has appointed the Canadian Trustee under this Indenture to comply with applicable Canadian corporate laws. For so long as required by applicable Canadian corporate laws, and any other statute of Canada or any province thereof and any regulations thereunder, there shall be a Canadian Trustee under this Indenture. The Canadian Trustee shall, for so long as the Corporation is incorporated under the laws of British Columbia, be authorized under the laws of British Columbia and Ontario to carry on trust business in such provinces in accordance with applicable law. If at any times the Canadian Trustee shall cease to be eligible in accordance with this Section 608, it shall immediately notify the Corporation.

The Canadian Trustee hereby represents and warrants to the Corporation and the Holders that, to the best of its knowledge, at the time of the execution of this Indenture, there is no material conflict of interest between its role as trustee hereunder and its role in any other capacity. The Canadian Trustee covenants and agrees that it will within 90 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner contemplated in Section 609. The Canadian Trustee acknowledges and agrees that it has certain obligations under applicable Canadian corporate law in acting as a trustee hereunder and agrees to comply with such obligations as and when required by such laws.

SECTION 609.                                   Resignation and Removal; Appointment of Successor.

(a)                                 No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee in accordance with the applicable requirements of Section 610.

(b)                                 The Trustee may resign at any time with respect to the Securities of one or more series by giving written notice thereof to the Corporation.  If the instrument of acceptance by a successor Trustee required by Section 610 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may, at the expense of the Corporation, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(c)                                  The Trustee may be removed at any time with respect to the Securities of any series by Act of the Holders of not less than a majority in principal amount of the Outstanding Securities of such series, by delivering notification in writing to the Trustee and to the Corporation.

(d)                                 If at any time:

(1)                                 the Trustee shall acquire any conflicting interest as defined in TIA Section 310(b) and fail to comply with the provisions of TIA Section 310(b)(i), or

(2)                                 the Trustee shall fail to comply with the provisions of the TIA Section 310(b) after written request therefor by the Corporation or by any Holder who has been a bona fide Holder of a Security for at least six months, or

(3)                                 the Trustee shall cease to be eligible under Section 608 and shall fail to resign after written request therefor by the Corporation or by any Holder who has been a bona fide Holder of a Security for at least six months, or

(4)                                 the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent or a receiver of such Trustee or of its property shall be appointed or any public officer shall take charge or control of such Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (i) the Corporation may remove the Trustee (by written notice to the Trustee) with respect to all Securities or the Securities of such series, or (ii) subject to TIA Section 315(e), any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of itself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Securities of such series and the appointment of a successor Trustee or Trustees. The Corporation may remove the U.S. Trustee (by written notice to the U.S. Trustee) if the Canadian Trustee resigns as contemplated in Section 608.

(e)                                  If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Securities of one or more series, the Corporation, shall promptly appoint a successor Trustee or Trustees with respect to the Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Securities of any particular series).  If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Securities of any series shall be appointed by Act of the Holders of a majority in principal amount of the Outstanding Securities of such series delivered to the Corporation and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Corporation.  If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Corporation or the Holders and accepted appointment in the manner hereinafter provided, any Holder who has been a bona fide Holder of a Security of such series for at least six months may, on behalf of itself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

(f)                                   The Corporation shall give notice of each resignation and each removal of the Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series to the Holders of Securities of such series in the manner provided for in Section 106.  Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.

(g)                                  Under no circumstances will the Trustee have any responsibility or liability whatsoever for any action or inaction on the part of any Successor Trustee.

SECTION 610.                                   Acceptance of Appointment by Successor.

(a)                                 In case of the appointment hereunder of a successor Trustee with respect to all Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Corporation and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Corporation or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

(b)                                 In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more (but not all) series, the Corporation, the retiring Trustee and each successor Trustee with respect to the Securities of one or more series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (1) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (2) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (3) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; but, on request of the Corporation or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of that or those series to which the appointment of such successor Trustee relates.  Whenever there is a successor Trustee with respect to one or more (but less than all) series of securities issued pursuant to this Indenture, the terms “Indenture” and “Securities” shall have the meanings specified in the provisos to the respective definitions of those terms in Section 101 which contemplate such situation.

(c)                                  Upon request of any such successor Trustee, the Corporation shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all rights, powers and trusts referred to in paragraph (i) or (ii) of this Section, as the case may be.

(d)                                 No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

SECTION 611.                                   Merger, Conversion, Consolidation or Succession to Business.

Any Person into which the Trustee may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any Person succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such Person shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto.  In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.  In case any of the Securities shall not have been authenticated by such predecessor Trustee, any successor Trustee may authenticate such Securities either in the name of any predecessor hereunder or in the name of the successor Trustee.  In all such cases such certificates shall have the full force and effect which this Indenture provides for the certificate of authentication of the Trustee; provided, however, that the right to adopt the certificate of authentication of any predecessor Trustee or to authenticate Securities in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

SECTION 612.                                   Authorization of Authenticating Agent.

At any time when any of the Securities remain Outstanding, the Trustee may authorize an Authenticating Agent or Agents with respect to one or more series of Securities which shall be authorized to act on behalf of the Trustee to authenticate Securities of such series and the Trustee shall give written notice of such appointment to all Holders of Securities of the series with respect to which such Authenticating Agent will serve, in the manner provided for in Section 106.  Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder.  Any such authorization shall be evidenced by an instrument in writing signed by a Responsible Officer of the Trustee, and a copy of such instrument shall be promptly furnished to the Corporation.  Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent.  Each Authenticating Agent shall be acceptable to the Corporation and shall at all times be a corporation organized and doing business under the laws of the United States of America, any state thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by federal or state authority.  If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published.  If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect specified in this Section.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent, provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Corporation.  The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Corporation.  Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may authorize a successor Authenticating Agent which shall be acceptable to the Corporation and shall give written notice of such authorization to all Holders of Securities of the series with respect to which such Authenticating Agent will serve, in the manner provided for in Section 106.  Any successor Authenticating Agent upon acceptance of its authorization hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent.  No successor Authenticating Agent shall be authorized unless eligible under the provisions of this Section.

The Corporation agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section.

If an authorization with respect to one or more series is made pursuant to this Section, the Securities of such series may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternate certificate of authentication in the following form:

Dated:

This is one of the Securities of the series designated and referred to in, and issued under, the within-mentioned Indenture.

COMPUTERSHARE TRUST COMPANY, N.A.,
as U.S. Trustee

By
as Authenticating Agent

By
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF Canada,
as Canadian Trustee

By
as Authenticating Agent

By
Authorized Signatory

SECTION 613.                                   Preferential Collection of Claims Against the Corporation.

If and when the Trustee shall become a creditor of the Corporation or any other obligor upon the Securities, the Trustee shall be subject to the provisions of the TIA regarding the collection of claims against the Corporation or any such other obligor.

ARTICLE SEVEN

HOLDERS’ LISTS AND REPORTS BY TRUSTEE AND CORPORATION

SECTION 701.                                   Corporation to Furnish Trustee Names and Addresses of Holders.

The Corporation will furnish or cause to be furnished to the Trustee (1) not more than 15 days after each Regular Record Date a list, in such form as the Trustee may reasonably require, of the names and addresses of Holders of Securities as of such Regular Record Date; provided, however, that the Corporation shall not be obligated to furnish or cause to be furnished such list at any time that the list shall not differ in any respect from the most recent list furnished to the Trustee by the Corporation and at such times as the Trustee is acting as Security Registrar for the applicable series of Securities and (2) at such other times as the Trustee may request in writing within 30 days after the receipt by the Corporation of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished.

SECTION 702.                                   Preservation of List of Names and Addresses of Holders.

The Trustee shall preserve, in as current a form as is reasonably practicable, all information as to the names and addresses of the Holders of Securities contained in the most recent list furnished to it as provided in Section 701 and as to the names and addresses of Holders of Securities received by the Trustee in its capacity as Security Registrar for the applicable series of Securities (if acting in such capacity).

The Trustee may destroy any list furnished to it as provided in Section 701 upon receipt of a new list so furnished.

Holders may communicate as provided in Section 312(b) of the Trust Indenture Act with other Holders with respect to their rights under this Indenture or under the Securities.

SECTION 703.                                   Disclosure of Names and Addresses of Holders.

Every Holder of Securities, by receiving and holding the same, agrees with the Corporation and the Trustee that none of the Corporation or the Trustee or any agent of either of them shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders in accordance with TIA Section 312, regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under TIA Section 312(b).

SECTION 704.                                   Reports by Trustee.

(a)                                 Within 60 days after May 15 of each year commencing with the first May 15 after the first issuance of Securities pursuant to this Indenture, the Trustee shall transmit to the Holders of Securities, in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act, a brief report dated as of such May 15 if required by Section 313(a) of the Trust Indenture Act.

(b)                                 The Trustee shall comply with Sections 313(b) and 313(c) of the Trust Indenture Act.

(c)                                  A copy of such report shall, at the time of such transmission to the Holders of Securities, be filed by the Trustee with the Corporation (Attention: General Counsel), with each securities exchange upon which any of the Securities are listed (if so listed) and also with the Commission.  The Corporation agrees to notify the Trustee in writing when the Securities become listed on any stock exchange.

SECTION 705.                                   Reports by the Corporation.

The Corporation shall:

(a)                                 furnish to the Trustee, within 30 days after the Corporation is required to file or furnish the same with or to the Commission, copies, which may be in electronic format, of the annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Corporation may be required to file with or furnish to the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act;

(b)                                 file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Corporation with the conditions and covenants of this Indenture as may be required from time to time by such rules and regulations;

(c)                                  notwithstanding that the Corporation may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the Commission, the Corporation shall provide the Trustee:

(1)                                 within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and

(2)                                 within 65 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form) which, regardless of applicable requirements, shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a company with securities listed on the Toronto Stock Exchange, whether or not the Corporation has any of its securities so listed.

Such reports, to the extent permitted by the rules and regulations of the Commission, will be prepared in accordance with Canadian disclosure requirements and GAAP; provided, however, that the Corporation shall not be obligated to file such reports with the Commission if the Commission does not permit such filings; and

(d)                                 transmit to all Holders, in the manner and to the extent provided in Section 313(c) of the TIA, within 30 days after the filing thereof with the Trustee, such summaries of any information, documents and reports required to be filed by the Corporation pursuant to paragraphs (a) and (b) of this Section as may be required by rules and regulations prescribed from time to time by the Commission.

Delivery of such reports, information and documents to the Trustee shall be for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the

Corporation’s compliance with any of the covenants contained in this Indenture (as to which the Trustee is entitled to conclusively rely upon an Officer’s Certificate).

ARTICLE EIGHT

AMALGAMATION, CONSOLIDATION, CONVEYANCE, TRANSFER OR LEASE

SECTION 801.                                   Amalgamation and Consolidations of the Corporation.

Except as permitted under this Article Eight, the Corporation shall not enter into any transaction of amalgamation or consolidation or merger or liquidate, wind-up or dissolve itself (or suffer any liquidation, winding-up or dissolution or any Proceedings therefor), or sell, transfer: convey, lease or otherwise dispose of the property of the Corporation substantially as an entirety.

The Corporation may consolidate, amalgamate or merge with any other Person or effect any sale, transfer. conveyance, lease or other disposition of its property substantially as an entirety, provided that:

(1)                                 the Person resulting from such consolidation or amalgamation, or the surviving Person from such merger, (or the Person that acquires by sale, transfer, lease, conveyance or other disposition the property of the Corporation substantially as an entirety) (such Person in either such case being referred to as the “Successor Issuer”) is a body corporate organized and validly existing under the laws of Canada or any Province of Canada;

(2)                                 at the time of: or promptly after giving effect to, such consolidation, amalgamation, merger, sale, transfer, conveyance, lease or other disposition, the Successor Issuer assumes the due and punctual payment of the principal of and any premium, interest and other amounts on all Securities according to their terms, and the due and punctual performance and observance of all other covenants and conditions of this Indenture to be performed by the Corporation, by supplemental indenture, executed and delivered to the Trustee by such Successor Issuer;

(3)                                 at the time of and after giving effect to such consolidation, amalgamation, merger, sale, transfer, conveyance, lease or other disposition, no Default or Event of Default is or will be continuing; and

(4)                                 at the time of or promptly after giving effect to such consolidation, amalgamation, merger, sale, transfer, conveyance, lease or other disposition, the Corporation delivers to the Trustee an Officer’s Certificate and an Opinion of Counsel confirming that the foregoing conditions have been met.

SECTION 802.                                   Rights and Duties of Successor Issuer.

(1)                                 A Successor Issuer shall agree to be bound by the terms of this Indenture as principal obligor in place of the Corporation, with the same effect as if it had been named in this Indenture as the Corporation. Such Successor Issuer thereupon may cause to be executed and may execute either in its own name or in the name of the Corporation, any or all Securities issuable under this Indenture which prior to such time have not been executed by the Corporation and delivered to the Indenture Trustee. All Securities so issued shall in all respects have the same legal rank and benefit under this Indenture as Securities of the same series theretofore or thereafter issued, as though all of such Securities had been issued at the date of the applicable issuance date of such series of Securities.

(2)                                 In the case of any such consolidation, amalgamation, merger, sale, transfer, leas; conveyance or other disposition, such changes in phraseology and form (but not in substance) may be made in Securities thereafter issued as may be appropriate.

SECTION 803.                                   Actions by Successor.

Any act or proceeding authorized or required by this Indenture to be done or performed by any board, committee or officer of the Corporation shall and may be done and performed with like force and effect by the corresponding board, committee or officer of any Person that shall at the time be the Successor Issuer.

SECTION 804.                                   Officer’s Certificate and Opinion of Counsel

The Trustee shall receive an Officer’s Certificate and an Opinion of Counsel as conclusive evidence that any such consolidation, amalgamation, merger, sale, transfer, lease, conveyance or other disposition. and any such assumption, comply with this Article Eight.

ARTICLE NINE

SUPPLEMENTAL INDENTURES

SECTION 901.                                   Supplemental Indentures Without Consent of Holders.

Without the consent of any Holders, the Corporation, when authorized by or pursuant to a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, for any of the following purposes:

(1)                                 to establish the form or terms of Securities of any series as permitted by Sections 201 and 301; or

(2)                                 adding to the covenants of the Corporation contained in this Indenture for the protection of the Holders of all or any series of Securities; or

(3)                                 giving effect to any Holder Direction or Special Holder Direction or another direction from Holders permitted to be given under this Indenture, and to any other Holder Action made, given to or taken by the Holders of one or more series in accordance with this Indenture; or

(4)                                 making such provisions, not substantially inconsistent with this Indenture, as may be necessary or desirable with respect to matters arising under this Indenture which are expedient to make; provided that such provisions do not individually or in the aggregate materially adversely affect the interests of the Holders of any series of Securities in each case, as reasonably determined by the Corporation; or

(5)                                 without limiting Article Eight, evidencing the succession, or successive successions, of any Successor Issuer to the Corporation and the covenants and obligations of the Corporation under this Indenture assumed by any such Successor Issuer; or

(6)                                 providing for altering this Indenture in respect of the exchange or transfer of Securities; or

(7)                                 adding to or modifying. amending or eliminating any of the terms of this Indenture, provided however that:

(i)                                     no such addition, modification, amendment or elimination shall be effective with respect to any Securities which are Outstanding at the time of such addition, modification, amendment or elimination; and

(ii)                                  the Trustee may decline to enter into any Indenture amendment which would affect its own rights, duties or immunities under this this Indenture or otherwise; or

(8)                                 making any addition to, or modification, amendment or elimination of any of the terms of this Indenture which, in the Opinion of Counsel, is necessary or advisable in order to incorporate, reflect or comply with any applicable law or requirement of any governmental authority, the provision of which apply to the Corporation, the Trustee or this Indenture;

(9)                                 making any changes or corrections in this Indenture which counsel to the Corporation shall have advised the Corporation and the Trustee are non-substantive corrections or changes or are required for the purpose of curing or correcting airy ambiguity or defective or inconsistent provisions or any clerical omission or mistake or manifest error contained in this Indenture or in any deed, or indenture supplemental hereto or thereto; or

(10)                          any other purposes which do not individually or in the aggregate materially adversely affect the interests of the Holders of any series of Securities, as reasonably determined by the Corporation.

SECTION 902.                                   Supplemental Indentures with Consent of Holders.

With the consent of the Holders of not less than a majority in principal amount of all Outstanding Securities of a series affected by such supplemental indenture, by Act of said Holders delivered to the Corporation and the Trustee, the Corporation, when authorized by or pursuant to a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture which affect such series of Securities or of modifying in any manner the rights of the Holders of Securities of such series under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security of such series,

(1)                                 change the Stated Maturity of the principal of (or premium, if any) or any installment of interest on any Security of such series (except to the extent provided by Section 308 herein, if applicable), or reduce the principal amount thereof (or premium, if any) or the rate of interest, if any, thereon, or change any obligation of the Corporation to pay Additional Amounts contemplated by Section 1005 (except as permitted by Section 901(1)), or reduce the amount of the principal of an Original Issue Discount Security of such series that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502 or the amount thereof provable in bankruptcy pursuant to Section 504, or adversely affect any right of repayment at the option of any Holder of any Security of such series, or change any Place of Payment where, or the Currency in which, any Security of such series or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption or repayment at the option of the Holder, on or after the Redemption Date or Repayment Date, as the case may be), or adversely affect any right to convert or exchange any Security as may be provided pursuant to Section 301 herein, or

(2)                                 reduce the percentage in principal amount of the Outstanding Securities of such series required for any such supplemental indenture, or the consent of whose Holders is required for any waiver of compliance with certain provisions of this Indenture which affect such series or certain defaults applicable to such series hereunder and their consequences provided for in this Indenture, or reduce the requirements of Section 1504 for quorum or voting with respect to Securities of such series, or

(3)                                 modify any of the provisions of this Section, Section 513 or Section 1009, except to increase any such percentage or to provide that certain other provisions of this Indenture which affect such series cannot be modified or waived without the consent of the Holder of each Outstanding Security of such series.

A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series.  Any such supplemental indenture adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture, or modifying in any manner the rights of the Holders of Securities of such series, shall not affect the rights under this Indenture of the Holders of Securities of any other series.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

SECTION 903.                                   Execution of Supplemental Indentures.

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall receive, and shall be fully protected in relying upon, in addition to the documents required by Section 102, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture.  The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

SECTION 904.                                   Effect of Supplemental Indentures.

Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

SECTION 905.                                   Conformity with the Trust Indenture Act.

Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act as then in effect.

SECTION 906.                                   Reference in Securities to Supplemental Indentures.

Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture.  If the Corporation shall so determine, new Securities of any series so modified as to conform, in the opinion of the Trustee and the Corporation, to any such supplemental indenture may be prepared and executed by the Corporation and authenticated and delivered by the Trustee in exchange for Outstanding Securities of such series.

SECTION 907.                                   Notice of Supplemental Indentures.

Promptly after the execution by the Corporation and the Trustee of any supplemental indenture pursuant to the provisions of Section 902, the Corporation shall give notice thereof to the Holders of each Outstanding Security affected, in the manner provided for in Section 106, setting forth in general terms the substance of such supplemental indenture.

ARTICLE TEN

COVENANTS

SECTION 1001.                            Payment of Principal (Premium, if any) and Interest.

The Corporation covenants and agrees for the benefit of the Holders of each series of Securities that it will duly and punctually pay the principal of (and premium, if any) and interest, if any, on the Securities of that series in accordance with the terms of the Securities and this Indenture.

SECTION 1002.                            Maintenance of Office or Agency.

The Corporation will maintain in each Place of Payment for any series of Securities an office or agency where Securities of that series may be presented or surrendered for payment, where

Securities of that series may be surrendered for registration of transfer or exchange, where Securities of that series that are convertible or exchangeable may be surrendered for conversion or exchange, as applicable, and where notices and demands to or upon the Corporation in respect of the Securities of that series and this Indenture may be served.

The Corporation will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency.  If at any time the Corporation shall fail to maintain any such required office or agency or shall fail to furnish in writing the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

The Corporation may also from time to time designate one or more other offices or agencies where the Securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind any such designation; provided, however, that no such designation or rescission shall in any manner relieve the Corporation of its obligation to maintain an office or agency in accordance with the requirements set forth above for Securities of any series for such purposes.  The Corporation will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.  Unless otherwise specified with respect to any Securities as contemplated by Section 301 with respect to a series of Securities, the Corporation hereby designates as a Place of Payment for each series of Securities the Corporate Trust Office and initially appoints the Trustee at its Corporate Trust Office as Paying Agent and as its agent to receive all such presentations, surrenders, notices and demands.

Unless otherwise specified with respect to any Securities pursuant to Section 301, if and so long as the Securities of any series (i) are denominated in a Currency other than Dollars or (ii) may be payable in a Currency other than Dollars, or so long as it is required under any other provision of the Indenture, then the Corporation will maintain with respect to each such series of Securities, or as so required, at least one Exchange Rate Agent.

SECTION 1003.                            Money for Securities Payments to Be Held in Trust.

If the Corporation shall at any time act as its own Paying Agent with respect to any series of Securities, it will, on or before each due date of the principal of (or premium, if any) or interest, if any, on any of the Securities of that series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except, if applicable, as provided in Sections 312(b), 312(d) and 312(e)) sufficient to pay the principal of (or premium, if any) or interest, if any, on  the Securities of such series so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee in writing of its action or failure so to act.

Whenever the Corporation shall have one or more Paying Agents for any series of Securities, it will, prior to or on each due date of the principal of (or premium, if any) or interest, if any, on any Securities of that series, deposit with a Paying Agent a sum (in the Currency described in the preceding paragraph) sufficient to pay the principal (or premium, if any) or interest, if any, so becoming due, such sum to be held in trust for the benefit of the Persons entitled to such principal, premium or interest, and (unless such Paying Agent is the Trustee) the Corporation will promptly notify the Trustee in writing of its action or failure so to act.

The Corporation will cause each Paying Agent (other than the Trustee) for any series of Securities to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will:

(1)                                 hold all sums held by it for the payment of the principal of (and premium, if any) and interest, if any, on Securities of such series in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided;

(2)                                 give the Trustee written notice of any default by the Corporation (or any other obligor upon the Securities of such series) in the making of any payment of principal of (or premium, if any) or interest, if any, on the Securities of such series; and

(3)                                 at any time during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.

The Corporation may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Corporation Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Corporation or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which sums were held by the Corporation or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such sums.

Except as provided in the Securities of any series, any money deposited with the Trustee or any Paying Agent, or then held by the Corporation, in trust for the payment of the principal of (or premium, if any) or interest, if any, on any Security of any series and remaining unclaimed for two years (or such shorter period as may be specified in the applicable abandoned property statutes) after such principal, premium or interest has become due and payable shall be paid to the Corporation on Corporation Request, or (if then held by the Corporation) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Corporation for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Corporation as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Corporation cause to be published once, in an Authorized Newspaper, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Corporation.

SECTION 1004.                            Compliance Certificate.

The Corporation will deliver to the Trustee within 140 days after the end of each fiscal year of the Corporation a brief certificate from the Chief Executive Officer, the Chief Financial Officer, the Controller, the Treasurer or any Senior Vice-President of the Corporation stating that, as of the end of such fiscal year, the Corporation was in compliance in all material respects with all covenants and other requirements contained in this Indenture, or giving particulars of any such non-compliance.

SECTION 1005.                            Additional Amounts.

(a)                                 Unless otherwise provided pursuant to Section 301, all payments made by the Corporation under or with respect to the Securities of any series will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or therein or by any authority or agency thereof or therein having power to tax (hereinafter “Canadian Taxes”) unless the Corporation is required to withhold or deduct Canadian Taxes by applicable law or by the interpretation or administration thereof by the relevant governmental authority. If the Corporation is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Securities of any series, the Corporation will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder or beneficial owner (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder or beneficial owner would have received if such Canadian Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to:

(1)                                 any payment to a Holder or beneficial owner who is liable for such Canadian Taxes in respect of such Security (i) by reason of such Holder or beneficial owner being a Person with whom the Corporation is not dealing at arm’s length for the purposes of the Income Tax Act (Canada) or (ii) by reason of the existence of any present or former connection between such Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein or agency thereof or therein other than the mere acquisition, holding, use or ownership or deemed holding, use or ownership, or receiving payments or enforcing any rights in respect of such Security as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein or any agency thereof or therein; or

(2)                                 any payment to a Holder or beneficial owner who is a “specified shareholder” of the Corporation or who does not deal at arm’s length with a “specified shareholder” of the Corporation as defined in subsection 18(5) of the Income Tax Act (Canada); or

(3)                                 any such Security presented for payment more than 30 days after the later of (i) the date on which such payment first becomes due or (ii) if the full amount of the monies payable has not been paid to the Holders of such series of Securities on or prior to such date, the date on which the full amount of such monies has been paid to the Holders of such series of Securities, except to the extent that the Holder of such series of Securities would have been entitled to such Additional Amounts on presentation of the same for payment on the last day of such period of 30 days; or

(4)                                 any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar Canadian Tax; or

(5)                                 any Canadian Tax imposed as a result of the failure of a Holder or beneficial owner of a series of Securities to comply with certification, identification, declaration or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein or agency thereof or therein of such Holder or beneficial owner, if such compliance is required by statute or by regulation, as a precondition to reduction of, or exemption, from such Canadian Tax; or

(6)                                 any Canadian Tax which is payable otherwise than by withholding or deduction from any payment made under or with respect to such series of Securities; or

(7)                                 any combination of the above items;

nor will such Additional Amounts be paid with respect to any payment on any Security to a Holder or beneficial owner who is a fiduciary or partnership or other than the sole beneficial owner of such Security to the extent that a beneficiary or settlor with respect to such fiduciary, or a member of such partnership or a beneficial owner thereof would not have been entitled to receive a payment of such Additional Amounts had such beneficiary, settlor, member or beneficial owner received directly its beneficial or distributive share of such payment.

(b)                                 Where Canadian Tax is payable pursuant to Section 803 of the Income Tax Regulations by a Holder of Securities of a series or beneficial owner of Securities of a series in respect of any amount payable under such Securities to the Holder of such Securities (other than by reason of a transfer of such Securities to a person resident in Canada with whom the transferor does not deal at arm’s length for the purposes of the Income Tax Act (Canada)), but no Additional Amount is paid in respect of such Canadian Tax, the Corporation will pay to the Holder of such Securities an amount equal to such Canadian Tax within 45 days after receiving from the Holder of such Securities a notice containing reasonable particulars of the Canadian Tax so payable, provided such Holder of Securities or beneficial owner would have been entitled to receive Additional Amounts on account of such Canadian Tax but for the fact that it is payable otherwise than by deduction or withholding from payments made under or with respect to such Securities.

(c)                                  At least 30 days prior to each date on which any payment under or with respect to a series of Securities is due and payable, if the Corporation to its knowledge will be obligated to pay Additional Amounts with respect to such payment, the Corporation will deliver to the Trustee an Officer’s Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders of such Securities on the payment date.

(d)                                 Whenever in the Indenture, a supplemental indenture related to a series of Securities or in any Security there is mentioned, in any context, the payment of principal of, or premium, interest or any other amount on any Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof. For greater certainty, a default in making any payment of any Additional Amounts when due which default continues for a period of 30 days shall constitute an Event of Default for the purposes of Section 501(b) of the Indenture but not for the purpose of Section 501(a) of the Indenture.

(e)                                  The obligation to pay Additional Amounts will survive any termination or discharge of the Indenture or the redemption, repayment or purchase of the Securities of a series.

SECTION 1006.                            Negative Pledge.

So long as any Securities are Outstanding and subject to the terms of this Indenture, except as otherwise permitted by the prior written consent of the Trustee, the Corporation shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or assume any Lien (other than Permitted Liens) upon any present or future Principal Property, or any property which, together with any other property subject to Liens in the same transaction or series of related transactions, would in the aggregate constitute a Principal Property of the Corporation or a Restricted Subsidiary to secure Indebtedness of the Corporation or a Restricted Subsidiary unless such Securities (other than a series of Securities that by its terms does not have the benefit of this negative pledge) and, if the Corporation so elects, any other indebtedness of the Corporation or any Restricted Subsidiary ranking at least pari passu with such Securities, shall be concurrently secured equally and rateably with (or prior to) such Indebtedness so long as such Lien is outstanding. If at any time the Corporation or any Restricted Subsidiary shall create or assume any Lien to which this paragraph is applicable, the Corporation shall promptly deliver to the Trustee an Officer’s Certificate stating that its covenant in this paragraph has been complied with. If the Corporation shall hereafter secure such Securities equally and rateably with (or prior to) any such other Indebtedness pursuant to this Section 1006, the Trustee is hereby authorized, without the consent of any Holders, to enter into an indenture or agreement supplemental to this Indenture and to take such action, if any, to enable the Trustee to effectively enforce the rights of the Holders of such Securities so secured equally and rateably with (or prior to) the obligees of such Indebtedness; provided however that the Trustee shall not be responsible for filing any financial or continuation statements or recording any documents or instruments in any public office at any time or times.

SECTION 1007.                            Sale and Lease-Back Transactions.

So long as any Securities are Outstanding and subject to the terms of this Indenture, except as otherwise permitted by the prior written consent of the Trustee, the Corporation shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction, except for:

(1)                                 any Sale and Lease-Back Transaction constituting a Permitted Lien under any of clauses (i) to (xix) inclusive, and any of clauses (xxi) to (xxviii) inclusive, of the definition of Permitted Liens; or

(2)                                 any Sale and Lease-Back Transaction that is not otherwise permitted under paragraphs (1) or (3) of this Section and in respect of which the Corporation or such Restricted Subsidiary would be entitled pursuant to Section 1006 to incur Indebtedness secured by a Lien on such property at least equal in amount to the Attributable Debt in respect of such Sale and Lease-Back Transaction without equally and rateably securing such Securities (any Sale and

Lease-Back Transaction entered into in compliance with this paragraph being an “Unrestricted Sale and Lease-Back Transaction”); or

(3)                                 any Sale and Lease-Back Transaction if the Corporation or such Restricted Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, an amount equal to the greater of the fair market value of the Principal Property sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction or the net proceeds of such Sale and Lease-Back Transaction and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value of the Principal Property sold or transferred and leased back pursuant to such Sale and Lease-Back Transaction, to (x) the retirement (other than any mandatory retirement), within 180 days after the effective date of such Sale and Lease-Back Transaction of Indebtedness of the Corporation (which may but need not include the Securities of any series) ranking on a parity with, or prior to, such Securities and owing to a Person other than the Corporation or any Affiliate of the Corporation, or (y) the purchase, construction or improvement of real property or personal property used by the Corporation or the Restricted Subsidiaries in the ordinary course of business.

SECTION 1008.                            Corporate Existence.

The Corporation and each Restricted Subsidiary will preserve and maintain its existence (except as permitted by Article Eight), and shall also maintain its qualifications in each jurisdiction to carry on its business except to the extent that failure to maintain such qualifications would not be reasonably expected to have a material adverse effect with respect to such series of Securities.

SECTION 1009.                            Waiver of Certain Covenants.

The Corporation may, with respect to any series of Securities, omit in any particular instance to comply with any term, provision or condition which affects such Securities set forth in Sections 1006 through 1008 inclusive or, as specified pursuant to Section 301(17) for Securities of such series, in any covenants of the Corporation added to Article Ten pursuant to Section 301(16) or Section 301(17) in connection with Securities of such series, if before the time for such compliance the Holders of at least a majority in principal amount of all Outstanding Securities of such series, by Act of such Holders, waive such compliance in such instance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Corporation and the duties of the Trustee to Holders of Securities of such series in respect of any such term, provision or condition shall remain in full force and effect.

ARTICLE ELEVEN

REDEMPTION OF SECURITIES

SECTION 1101.                            Applicability of Article.

Securities of any series which are redeemable before their Stated Maturity shall be redeemable in accordance with the terms of such Securities and (except as otherwise specifically contemplated by Section 301 for Securities of any series) in accordance with this Article.

SECTION 1102.                            Election to Redeem; Notice to Trustee.

The election of the Corporation to redeem any Securities shall be evidenced by or pursuant to a Board Resolution.  In case of any redemption at the election of the Corporation, the Corporation shall, at least 60 days prior to the Redemption Date fixed by the Corporation (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee in writing of such Redemption Date and of the principal amount of the Securities of such series to be redeemed and shall deliver to the Trustee such documentation and records as shall enable the Trustee to select the Securities to be redeemed pursuant to Section 1103.  In the case of any redemption of Securities prior to the expiration of any restriction on such redemption provided in the terms of such Securities or elsewhere in this Indenture, the Corporation shall furnish the Trustee with an Officer’s Certificate evidencing compliance with such restriction.

SECTION 1103.                            Selection by Trustee of Securities to Be Redeemed.

In the case of a partial redemption of Securities, selection of such Securities for redemption will be made pro rata, by lot or such other method as the Trustee in its sole discretion deems appropriate and just in accordance with the procedures of the Depositary. If any Security is redeemed in part, the notice of redemption relating to such Security shall state the portion of the principal amount thereof to be redeemed; provided that no Security in an aggregate principal amount of $2,000 or less shall be redeemed in part.  A replacement Security in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Security.

The Trustee shall promptly notify the Corporation in writing of the Securities selected for redemption and, in the case of any Securities selected for partial redemption, the principal amount thereof to be redeemed.

For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Security redeemed or to be redeemed only in part, to the portion of the principal amount of such Security which has been or is to be redeemed.

SECTION 1104.                            Notice of Redemption.

Except as otherwise specified as contemplated by Section 301, notice of redemption shall be given in the manner provided for in Section 106, and shall be given not less than 30 nor more than 60 days prior to the Redemption Date, to each Holder of Securities to be redeemed.  Failure to give notice in the manner provided in Section 106 to the Holder of any Securities designated for redemption as a whole or in part, or any defect in the notice to any such Holder, shall not affect the validity of the proceedings for the redemption of any other Securities or portion thereof.

All notices of redemption shall state:

(1)                                 the Redemption Date,

(2)                                 the Redemption Price and the amount of accrued interest to the Redemption Date payable as provided in Section 1106, if any,

(3)                                 if less than all the Outstanding Securities of any series are to be redeemed, the identification (and, in the case of partial redemption, the principal amounts) of the particular Securities to be redeemed,

(4)                                 in case any Security is to be redeemed in part only, the notice which relates to such Security shall state that on and after the Redemption Date, upon surrender of such Security, the Holder will receive, without charge, a new Security or Securities of authorized denominations for the principal amount thereof remaining unredeemed,

(5)                                 that on the Redemption Date, the Redemption Price and accrued interest, if any, to the Redemption Date payable as provided in Section 1106 will become due and payable upon each such Security, or the portion thereof, to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date,

(6)                                 the Place or Places of Payment where such Securities maturing after the Redemption Date, are to be surrendered for payment of the Redemption Price and accrued interest, if any, and

(7)                                 that the redemption is for a sinking fund, if such is the case.

Notice of redemption of Securities to be redeemed at the election of the Corporation shall be given by the Corporation or, at the Corporation’s request, by the Trustee in the name and at the expense of the Corporation.

SECTION 1105.                            Deposit of Redemption Price.

At or prior to 10:00 a.m. (New York time) on any Redemption Date, the Corporation shall deposit with the Trustee or with a Paying Agent (or, if the Corporation is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1003) an amount of money in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except, if applicable, as provided in Sections 312(b), 312(d) and 312(e)) sufficient to pay the Redemption Price of, and accrued interest, if any, on all the Securities which are to be redeemed on that date.

SECTION 1106.                            Securities Payable on Redemption Date.

Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except, if applicable, as provided in Sections 312(b), 312(d) and 312(e)) (together with accrued interest, if any, to the Redemption Date), and from and after such date (unless the Corporation shall default in the payment of the Redemption Price and accrued interest, if any) such Securities shall, if the same were interest-bearing, cease to bear interest.  Upon surrender of any such Security for redemption in accordance with said notice, such Security shall be paid by the Corporation at the Redemption Price, together with accrued interest, if any, to the Redemption Date; provided, that installments of interest on the Securities whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 307.

If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal (and premium, if any) shall, until paid, bear interest from the Redemption Date at the rate of interest or Yield to Maturity (in the case of Original Issue Discount Securities) set forth in such Security.

SECTION 1107.                            Securities Redeemed in Part.

Any Security which is to be redeemed only in part (pursuant to the provisions of this Article or of Article Twelve) shall be surrendered at a Place of Payment therefor (with, if the Corporation or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Corporation and the Trustee duly executed by, the Holder thereof or such Holder’s attorney duly authorized in writing), and the Corporation shall execute, and the Trustee shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities of the same series, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered.

SECTION 1108.                            Tax Redemption.

Unless otherwise specified pursuant to Section 301, the Securities of a series may be redeemed, in whole, but not in part, at any time at the election of the Corporation at a redemption price equal to the principal amount thereof together with accrued and unpaid interest thereon to the date fixed for redemption, if the Corporation delivers to the Trustee an opinion of independent Canadian tax counsel experienced in such matters to the effect that the Corporation has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the outstanding Securities of such series, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada, or any province or territory thereof or therein or any agency thereof or therein having the power to tax, or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after a date specified pursuant to Section 301; provided that the Corporation determines, in its business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to the Corporation (not including substitution of the obligor under such series of Securities).

ARTICLE TWELVE

SINKING FUNDS

SECTION 1201.                            Applicability of Article.

Retirements of Securities of any series pursuant to any sinking fund shall be made in accordance with the terms of such Securities and (except as otherwise specified as contemplated by Section 301 for Securities of any series) in accordance with this Article.

The minimum amount of any sinking fund payment provided for by the terms of Securities of any series is herein referred to as a “mandatory sinking fund payment”, and any payment in excess of such minimum amount provided for by the terms of Securities of any series is herein referred to as an “optional sinking fund payment”.  If provided for by the terms of Securities of any series, the cash amount of any mandatory sinking fund payment may be subject to reduction as provided in Section 1202.  Each sinking fund payment shall be applied to the redemption of Securities of any series as provided for by the terms of Securities of such series.

SECTION 1202.                            Satisfaction of Sinking Fund Payments with Securities.

Subject to Section 1203, in lieu of making all or any part of any mandatory sinking fund payment with respect to any Securities of a series in cash, the Corporation may at its option (1) deliver to the Trustee Outstanding Securities of a series (other than any previously called for redemption) theretofore purchased or otherwise acquired by the Corporation and/or (2) receive credit for the principal amount of Securities of such series which have been previously delivered to the Trustee by the Corporation or for Securities of such series which have been redeemed either at the election of the Corporation pursuant to the terms of such Securities or through the application of permitted optional sinking fund payments pursuant to the terms of such Securities, in each case in satisfaction of all or any part of any mandatory sinking fund payment with respect to the Securities of the same series required to be made pursuant to the terms of such Securities as provided for by the terms of such series; provided, however, that such Securities have not been previously so credited.  Such Securities shall be received and credited for such purpose by the Trustee at the Redemption Price specified in such Securities for redemption through operation of the sinking fund and the amount of such mandatory sinking fund payment shall be reduced accordingly.

SECTION 1203.                            Redemption of Securities for Sinking Fund.

Not less than 60 days prior to each sinking fund payment date for any series of Securities (unless a shorter period shall be satisfactory to the Trustee), the Corporation will deliver to the Trustee an Officer’s Certificate specifying the amount of the next ensuing sinking fund payment for that series pursuant to the terms of that series, the portion thereof, if any, which is to be satisfied by payment of cash in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except, if applicable, as provided in Sections 312(b), 312(d) and 312(e)) and the portion thereof, if any, which is to be satisfied by delivering or crediting Securities of that series pursuant to Section 1202 (which Securities will, if not previously delivered, accompany such certificate) and whether the Corporation intends to exercise its right to make a permitted optional sinking fund payment with respect to such series.  Such certificate shall be irrevocable and upon its delivery the Corporation shall be obligated to make the cash payment or payments therein referred to, if any, on or before the next succeeding sinking fund payment date.  In the case of the failure of the Corporation to deliver such certificate, the sinking fund payment due on the next succeeding sinking fund payment date for that series shall be paid entirely in cash and shall be sufficient to redeem the principal amount of such Securities subject to a mandatory sinking fund payment without the option to deliver or credit Securities as provided in Section 1202 and without the right to make any optional sinking fund payment, if any, with respect to such series.

Not more than 60 days before each such sinking fund payment date the Trustee shall select the Securities to be redeemed upon such sinking fund payment date in the manner specified in Section 1103 and cause notice of the redemption thereof to be given in the name of and at the expense of the Corporation in the manner provided in Section 1104.  Such notice having been duly given, the redemption of such Securities shall be made upon the terms and in the manner stated in Sections 1106 and 1107.

On or prior to 10:00 a.m. (New York time) on any sinking fund payment date, the Corporation shall pay to the Trustee or a Paying Agent (or, if the Corporation is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1003) in cash a sum equal to any interest that will accrue to the date fixed for redemption of Securities or portions thereof to be redeemed on such sinking fund payment date pursuant to this Section 1203.

Notwithstanding the foregoing, with respect to a sinking fund for any series of Securities, if at any time the amount of cash to be paid into such sinking fund on the next succeeding sinking fund payment date, together with any unused balance of any preceding sinking fund payment or payments for such series, does not exceed in the aggregate $100,000, the Trustee, unless requested by the Corporation, shall not give the next succeeding notice of the redemption of Securities of such series through the operation of the sinking fund.  Any such unused balance of moneys deposited in such sinking fund shall be added to the sinking fund payment for such series to be made in cash on the next succeeding sinking fund payment date or, at the request of the Corporation, shall be applied at any time or from time to time to the purchase of Securities of such series, by public or private purchase, in the open market or otherwise, at a purchase price for such Securities (excluding accrued interest and brokerage commissions, for which the Trustee or any Paying Agent will be reimbursed by the Corporation) not in excess of the principal amount thereof.

ARTICLE THIRTEEN

REPAYMENT AT OPTION OF HOLDERS

SECTION 1301.                            Applicability of Article.

Repayment of Securities of any series before their Stated Maturity at the option of Holders thereof shall be made in accordance with the terms of such Securities and (except as otherwise specified as contemplated by Section 301 for Securities of any series) in accordance with this Article.

SECTION 1302.                            Repayment of Securities.

Securities of any series subject to repayment in whole or in part at the option of the Holders thereof will, unless otherwise provided in the terms of such Securities, be repaid at a price equal to the principal amount thereof, together with interest, if any, thereon accrued to the Repayment Date specified in or pursuant to the terms of such Securities.  The Corporation covenants that on or before the Repayment Date it will deposit with the Trustee or with a Paying Agent (or, if the Corporation is acting as its own Paying Agent, segregate and hold in trust as provided in Section 1003) an amount of money in the Currency in which the Securities of such series are payable (except as otherwise specified pursuant to Section 301 for the Securities of such series and except, if applicable, as provided in Sections 312(b), 312(d) and 312(e)) sufficient to pay the principal (or, if so provided by the terms of the Securities of any series, a percentage of the principal) of and (except if the Repayment Date shall be an Interest Payment Date) accrued interest, if any, on all the Securities or portions thereof, as the case may be, to be repaid on such date.

SECTION 1303.                            Exercise of Option.

Securities of any series subject to repayment at the option of the Holders thereof will contain an “Option to Elect Repayment” form on the reverse of such Securities.  To be repaid at the option of the Holder, any Security so providing for such repayment, with the “Option to Elect Repayment” form on the reverse of such Security duly completed by the Holder (or by the Holder’s attorney duly authorized in writing), must be received by the Corporation at the Place of Payment therefor specified in the terms of such Security (or at such other place or places or which the Corporation shall from time to time notify the Holders of such Securities) not earlier than 45 days nor later than 30 days prior to the Repayment Date.  If less than the entire principal amount of such Security is to be repaid in accordance with the terms of such Security, the principal amount of such Security to be repaid, in increments of the minimum denomination for Securities of such series, and the denomination or denominations of the Security or Securities to be issued to the Holder for the portion of the principal amount of such Security surrendered that is not to be repaid, must be specified.  The principal amount of any Security providing for repayment at the option of the Holder thereof may not be repaid in part if, following such repayment, the unpaid principal amount of such Security would be less than the minimum authorized denomination of Securities of the series of which such Security to be repaid is a part.  Except as otherwise may be provided by the terms of any Security providing for repayment at the option of the Holder thereof, exercise of the repayment option by the Holder shall be irrevocable unless waived by the Corporation.

SECTION 1304.                            When Securities Presented for Repayment Become Due and Payable.

If Securities of any series providing for repayment at the option of the Holders thereof shall have been surrendered as provided in this Article and as provided by or pursuant to the terms of such Securities, such Securities or the portions thereof, as the case may be, to be repaid shall become due and payable and shall be paid by the Corporation on the Repayment Date therein specified, and on and after such Repayment Date (unless the Corporation shall default in the payment of such Securities on such Repayment Date) such Securities shall, if the same were interest-bearing, cease to bear interest.  Upon surrender of any such Security for repayment in accordance with such provisions, the principal amount of such Security so to be repaid shall be paid by the Corporation, together with accrued interest, if any, to the Repayment Date; provided, however, that installments of interest, if any, whose Stated Maturity is on or prior to the Repayment Date shall be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 307.

If the principal amount of any Security surrendered for repayment shall not be so repaid upon surrender thereof, such principal amount (together with interest, if any, thereon accrued to such Repayment Date) shall, until paid, bear interest from the Repayment Date at the rate of interest or Yield to Maturity (in the case of Original Issue Discount Securities) set forth in such Security.

SECTION 1305.                            Securities Repaid in Part.

Upon surrender of any Security which is to be repaid in part only, the Corporation shall execute and the Trustee shall authenticate and deliver to the Holder of such Security, without service charge and at the expense of the Corporation, a new Security or Securities of the same series, of any authorized denomination specified by the Holder, in an aggregate principal amount equal to and in exchange for the portion of the principal of such Security so surrendered which is not to be repaid.

ARTICLE FOURTEEN

DEFEASANCE AND COVENANT DEFEASANCE

SECTION 1401.                            Corporation’s Option to Effect Defeasance or Covenant Defeasance.

Except as otherwise specified as contemplated by Section 301 for Securities of any series, the provisions of this Article Fourteen shall apply to each series of Securities, and the Corporation may, at its option, effect defeasance (as defined below) of the Securities of or within a series under Section 1402, or covenant defeasance (as defined below) of or within a series under Section 1403 in accordance with the terms of such Securities and in accordance with this Article.

SECTION 1402.                            Defeasance and Discharge.

Upon the Corporation’s exercise of the above option applicable to this Section with respect to any Securities of or within a series, the Corporation shall be deemed to have been discharged from its obligations with respect to such Outstanding Securities on the date the conditions set forth in Section 1404 are satisfied (hereinafter, “defeasance”).  For this purpose, such defeasance means that the Corporation shall be deemed to have paid and discharged the entire indebtedness represented by such Outstanding Securities, which shall thereafter be deemed to be “Outstanding” only for the purposes of Section 1405 and the other Sections of this Indenture referred to in (A) and (B) below, and to have satisfied all its other obligations under such Securities and this Indenture insofar as such Securities are concerned (and the Trustee, at the expense of the Corporation, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder:  (A) the rights of Holders of such Outstanding Securities to receive, solely from the trust fund described in Section 1404 and as more fully set forth in such Section, payments in respect of the principal of (and premium, if any) and interest, if any, on such Securities when such payments are due, (B) the Corporation’s obligations with respect to such Securities under Sections 304, 305, 306, 1002 and 1003 and with respect to the payment of Additional Amounts, if any, on such Securities as contemplated by Section 1005, (C) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Corporation’s obligation under Section 607 and (D) this Article Fourteen.  Subject to compliance with this Article Fourteen, the Corporation may exercise its option under this Section 1402 notwithstanding the prior exercise of its option under Section 1403 with respect to such Securities.

SECTION 1403.                            Covenant Defeasance.

Upon the Corporation’s exercise of the above option applicable to this Section with respect to any Securities of or within a series, the Corporation shall be released from its obligations under Sections 1006 through 1008 inclusive and, if specified pursuant to Section 301, its obligations under any other covenant, with respect to such Outstanding Securities on and after the date the conditions set forth in Section 1404 are satisfied (hereinafter, “covenant defeasance”), and such Securities shall thereafter be deemed not to be “Outstanding” for the purposes of any direction, waiver, consent or declaration or Act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “Outstanding” for all other purposes hereunder.  For this purpose, such covenant defeasance means that, with respect to such Outstanding Securities, the Corporation may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 501(c) or otherwise, as the case may be, but, except as specified above, the remainder of this Indenture and such Securities shall be unaffected thereby.

SECTION 1404.                            Conditions to Defeasance or Covenant Defeasance.

The following shall be the conditions to application of either Section 1402 or Section 1403 to any Outstanding Securities of or within a series:

(1)                                 The Corporation shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 608 who shall agree to comply with the provisions of this Article Fourteen applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities, (A) an amount (in such Currency in which such Securities are then specified as payable at Stated Maturity), or (B) Government Obligations applicable to such Securities (determined on the basis of the Currency in which such Securities are then specified as payable at Stated Maturity) which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment of principal of (and premium, if any), and interest, if any, under such Securities, money in an amount, or (C) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants (which shall be expressed in a written certification thereof delivered to the Corporation, that is attached to an Officer’s Certificate delivered to the Trustee), to pay and discharge, and which shall be applied by the Trustee (or other qualifying trustee) to pay and discharge, (i) the principal of (and premium, if any) and interest, if any, on such Outstanding Securities on the Stated Maturity (or Redemption Date, if applicable) of such principal (and premium, if any) or installment of interest, if any, and, to the extent applicable, any Additional Amounts, and (ii) any mandatory sinking fund payments or analogous payments applicable to such Outstanding Securities on the day on which such payments are due and payable in accordance with the terms of this Indenture and of such Securities; provided that the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such Government Obligations to said payments with respect to such Securities.  Before such a deposit, the Corporation may give to the Trustee, in accordance with Section 1102 hereof, a notice of its election to redeem all or any portion of such Outstanding Securities at a future date in accordance with the terms of the Securities of such series and Article Eleven hereof, which notice shall be irrevocable.  Such irrevocable redemption notice, if given, shall be given effect in applying the foregoing.

(2)                                 No Default or Event of Default with respect to such Securities shall have occurred and be continuing on the date of such deposit or, insofar as paragraphs (e) and (f) of Section 501 are concerned, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(3)                                 Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Corporation is a party or by which it is bound.

(4)                                 In the case of an election under Section 1402, the Corporation shall have delivered to the Trustee an Opinion of Counsel in the United States stating that (x) the Corporation has received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of execution of this Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of such Outstanding Securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

(5)                                 Notwithstanding any other provisions of this Section, such defeasance or covenant defeasance shall be effected in compliance with any additional or substitute terms, conditions or limitations in connection therewith pursuant to Section 301.

(6)                                 The Corporation shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either the defeasance under Section 1402 or the covenant defeasance under Section 1403 (as the case may be) have been complied with.

(7)                                 In the case of an election under Section 1403, the Corporation shall have delivered to the Trustee an Opinion of Counsel in the United States to the effect that the Holders of such Outstanding Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

(8)                                 Either the Corporation has delivered to the Trustee an Opinion of Counsel in Canada or a ruling from Canada Revenue Agency (or successor agency) to the effect that the Holders of such Outstanding Securities should not recognize income, gain or loss for Canadian federal or provincial income tax purposes as a result of such defeasance or covenant defeasance and should be subject to Canadian federal or provincial income tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of Securities include Holders who are not resident in Canada).

(9)                                 The Corporation is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(10)                          The Corporation has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940, as amended.

SECTION 1405.                            Deposited Money and Government Obligations to Be Held in Trust; Other Miscellaneous Provisions.

Subject to the provisions of the last paragraph of Section 1003, all money and Government Obligations (or other property as may be provided pursuant to Section 301) (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 1405, the “Trustee”) pursuant to Section 1404 in respect of such Outstanding Securities shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Corporation acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Securities of all sums due and to become due thereon in respect of principal (and premium, if any) and interest, if any, but such money need not be segregated from other funds except to the extent required by law.

Unless otherwise specified with respect to any Security pursuant to Section 301, if, after a deposit referred to in Section 1404(1) has been made, (a) the Holder of a Security in respect of which such deposit was made is entitled to, and does, elect pursuant to Section 312(b) or the terms of such Security to receive payment in a Currency other than that in which the deposit pursuant to Section 1404(1) has been made in respect of such Security, or (b) a Conversion Event occurs as contemplated in Section 312(d) or 312(e) or by the terms of any Security in respect of which the deposit pursuant to Section 1404(1) has been made, the indebtedness represented by such Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest, if any, on such Security as they become due out of the proceeds yielded by converting (from time to time as specified below in the case of any such election) the amount or other property deposited in respect of such Security into the Currency in which such Security becomes payable as a result of such election or Conversion Event based on the applicable Market Exchange Rate for such Currency in effect on the third Business Day in the Place of Payment prior to each payment date, except, with respect to a Conversion Event, for such Currency in effect (as nearly as feasible) at the time of the Conversion Event.

The Corporation shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the Government Obligations deposited pursuant to Section 1404 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of such Outstanding Securities.

Anything in this Article Fourteen to the contrary notwithstanding, the Trustee shall deliver or pay to the Corporation from time to time upon Corporation Request any money or Government Obligations (or other property and any proceeds therefrom) held by it as provided in Section 1404 which, in the opinion of, a nationally recognized firm of independent public accountants (evidenced by an Officer’s Certificate) delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect an equivalent defeasance or covenant defeasance, as applicable, in accordance with this Article.

SECTION 1406.                            Reinstatement.

If the Trustee or any Paying Agent is unable to apply any money in accordance with Section 1405 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Corporation’s obligations under this Indenture and such Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 1402 or 1403, as the case may be, until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 1405; provided, however, that if the Corporation makes any payment of principal of (or premium, if any) or interest, if any, on any such Security following the reinstatement of its obligations, the

Corporation shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE FIFTEEN

MEETINGS OF HOLDERS OF SECURITIES

SECTION 1501.                            Purposes for Which Meetings May Be Called.

A meeting of Holders of one or more series of Securities may be called at any time and from time to time pursuant to this Article to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be made, given or taken by Holders of Securities of such series.

SECTION 1502.                            Call, Notice and Place of Meetings.

(a)                                 The Trustee may at any time call a meeting of Holders of Securities of any series for any purpose specified in Section 1501, to be held at such time and at such place in New York, New York, in Vancouver, British Columbia or in London, England as the Trustee shall determine.  Notice of every meeting of Holders of one or more series of Securities, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided for in Section 106, not less than 21 nor more than 180 days prior to the date fixed for the meeting.

(b)                                 In case at any time the Corporation, pursuant to a Board Resolution, or the Holders of at least 10% in principal amount of the Outstanding Securities of any series shall have requested the Trustee to call a meeting of the Holders of Securities of such series for any purpose specified in Section 1501, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have made the first publication of the notice of such meeting within 21 days after receipt of such request or shall not thereafter proceed to cause the meeting to be held as provided herein, then the Corporation or the Holders of Securities of such series in the amount above specified, as the case may be, may determine the time and the place in New York, New York in Vancouver, British Columbia or in London, England for such meeting and may call such meeting for such purposes by giving notice thereof as provided in paragraph (a) of this Section.

SECTION 1503.                            Persons Entitled to Vote at Meetings.

To be entitled to vote at any meeting of Holders of Securities of any series, a Person shall be (1) a Holder of one or more Outstanding Securities of such series, or (2) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding Securities of such series by such Holder of Holders.  The only Persons who shall be entitled to be present or to speak at any meeting of Holders of Securities of any series shall be the Person entitled to vote at such meeting and their counsel, any representatives of the Trustee and its counsel and any representatives of the Corporation and its counsel.

SECTION 1504.     Quorum; Action.

The Persons entitled to vote a majority in principal amount of the Outstanding Securities of a series shall constitute a quorum for a meeting of Holders of Securities of such series; provided, however, that, if any action is to be taken at such meeting with respect to a consent or waiver which this Indenture expressly provides may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Securities of a series, the Persons entitled to vote such specified percentage in principal amount of the Outstanding Securities of such series shall constitute a quorum.  In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Holders of Securities of such series, be dissolved.  In any other case the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting.  In the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such adjourned meeting.  Notice of the reconvening of any adjourned meeting shall be given as provided in Section 1502(a), except that such notice need be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened.  Notice of the reconvening of any adjourned meeting shall state expressly the percentage, as provided above, of the principal amount of the Outstanding Securities of such series which shall constitute a quorum.

Subject to the foregoing, at the reconvening of any meeting adjourned for lack of a quorum, the Persons entitled to vote 25% in principal amount of the Outstanding Securities at the time shall constitute a quorum for the taking of any action set forth in the notice of the original meeting.

Except as limited by the proviso to Section 902, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted by the affirmative vote of the Holders of not less than a majority in principal amount of the Outstanding Securities of such series who have cast their votes; provided, however, that, except as limited by the proviso to Section 902, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Securities of a series may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of not less than such specified percentage in principal amount of the Outstanding Securities of such series.

Any resolution passed or decision taken at any meeting of Holders of Securities of any series duly held in accordance with this Section shall be binding on all the Holders of Securities of such series, whether or not present or represented at the meeting.

Notwithstanding the foregoing provisions of this Section 1504, if any action is to be taken at a meeting of Holders of Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Securities affected thereby, or of the Holders of such series and one or more additional series:

(i)      there shall be no minimum quorum requirement for such meeting; and

(ii)     the principal amount of the Outstanding Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under this Indenture.

SECTION 1505.     Determination of Voting Rights; Conduct and Adjournment of Meetings.

(a)  Notwithstanding any provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders of Securities of a series in regard to proof of the holding of Securities of such series and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as its shall deem appropriate.  Except as otherwise permitted or required by any such regulations, the holding of Securities shall be proved in the manner specified in Section 104 and the appointment of any proxy shall be proved in the manner specified in Section 104.  Such regulations may provide that written instruments appointing proxies, regular on their face, may be presumed valid and genuine without the proof specified in Section 104 or other proof.

(b)  The Trustee shall, by an instrument in writing appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Corporation or by Holders of Securities as provided in Section 1502(b), in which case the Corporation or the Holders of Securities of the series calling the meeting, as the case may be, shall in like manner appoint a temporary chairman.  A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Persons entitled to vote a majority in principal amount of the Outstanding Securities of such series represented at the meeting.

(c)  At any meeting each Holder of a Security of such series or proxy shall be entitled to one vote for each $1,000 principal amount of Outstanding Securities of such series held or represented by him (determined as specified in the definition of “Outstanding” in Section 101); provided, however, that no vote shall be cast or counted at any meeting in respect of any Security challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding.  The chairman of the meeting shall have no right to vote, except as a Holder of a Security of such series or proxy.

(d)  Any meeting of Holders of Securities of any series duly called pursuant to Section 1502 at which a quorum is present may be adjourned from time to time by Persons entitled to vote a majority in principal amount of the Outstanding Securities of such series represented at the meeting; and the meeting may be held as so adjourned without further notice.

SECTION 1506.     Counting Votes and Recording Action of Meetings.

The vote upon any resolution submitted to any meeting of Holders of Securities of any series shall be by written ballots on which shall be subscribed the signatures of the Holders of Securities of such series or of their representatives by proxy and the principal amounts and serial numbers, if any, of the Outstanding Securities of such series held or represented by them.  The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting.  A record, at least in duplicate, of the proceedings of each meeting of Holders of Securities of any series shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in Section 1502 and, if applicable, Section 1504.  Each copy shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one such copy shall be delivered to the Corporation, and another to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting.  Any record so signed and verified shall be conclusive evidence of the matters therein stated.

SECTION 1507.     Counterparts.

This Indenture may be executed in any number of counterparts (either by facsimile or by original manual signature) each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Indenture.

SECTION 1508.     USA Patriot Act.

The parties hereto acknowledge that, in accordance with Section 326 of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (as amended, modified or supplemented from time to time, the “USA Patriot Act”), the Trustee, like all financial institutions, is required to obtain, verify, and record information that identifies each person or legal entity that opens an account.   The parties to this Agreement agree that they will provide the Trustee with such information as the Trustee may request in order for the Trustee to satisfy the requirements of the USA Patriot Act.

SECTION 1509.     Compliance with Anti-Money Laundering and Suppression of Terrorism Legislation.

(a)  The Corporation hereby represents to the Canadian Trustee that any account to be opened by, or interest to be held by the Canadian Trustee, in connection with this Indenture, for or to the credit of the Corporation or one or more of its affiliates, either (i) is not intended to be used by or on behalf of any Person other than the Corporation or one or more of its affiliates; or (ii) is intended to be used by or on behalf of a Person other than the Corporation or one or more of its affiliates, in which case such Person hereto agrees to complete and execute forthwith a declaration in the Canadian Trustee’s prescribed form as to the particulars of such Person.

(b)  The Canadian Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Canadian Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, antiterrorist legislation or economic sanctions legislation, regulation or guideline. Further, should the Canadian Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist legislation or economic sanctions legislation, regulation or guideline, then it shall have the right to resign in accordance with the provisions of this Indenture provided (i) that the Canadian Trustee’s written notice of resignation shall describe in detail the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Canadian Trustee’s satisfaction, acting reasonably, within a 10 Business Day period, then such resignation shall not become effective.

*    *    *    *    *

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

TELUS CORPORATION

By:	/s/	Doug French
	Name:	Doug French
	Title:	Executive Vice President & Chief Financial Officer

By:	/s/	Stephen Lewis
	Name:	Stephen Lewis
	Title:	Senior Vice President & Treasurer

COMPUTERSHARE TRUST COMPANY, N.A., as U.S. Trustee

By:	/s/	Michael A. Smith
	Name:	Michael A. Smith
	Title:	Trust Officer

COMPUTERSHARE TRUST COMPANY OF CANADA, as Canadian Trustee

By:	/s/	Beatriz Fedozzi
	Name:	Beatriz Fedozzi
	Title:	Corporate Trust Officer

By:	/s/	Laura Leong
	Name:	Laura Leong
	Title:	Corporate Trust Officer

EXHIBIT A

FORMS OF CERTIFICATION

EXHIBIT A-1

FORM OF CERTIFICATE TO BE GIVEN BY

PERSON ENTITLED TO OBTAIN INTEREST PAYABLE
PRIOR TO THE EXCHANGE DATE

CERTIFICATE

TELUS CORPORATION

[Insert title of sufficient description of Securities to be delivered]

This is to certify that as of the date hereof, and except as set forth below, the above-captioned Securities held by you for our account (i) are owned by person(s) that are not citizens or residents of the United States, domestic partnerships, domestic corporations or any estate or trust the income of which is subject to United States federal income taxation regardless of its source (“United States person(s)”), (ii) are owned by United States person(s) that are (a) foreign branches of United States financial institutions (financial institutions, as defined in United States Treasury Regulations Section 2.165-12(c)(1)(v) are herein referred to as “financial institutions”) purchasing for their own account or for resale, or (b) United States person(s) who acquired the Securities through foreign branches of United States financial institutions and who hold the Securities through such United States financial institutions on the date hereof (and in either case (a) or (b), each such United States financial institution hereby agrees, on its own behalf or through its agent, that you may advise TELUS Corporation or its agent that such financial institution will comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the United States Internal Revenue Code of 1986, as amended, and the regulations thereunder), or (iii) are owned by United States or foreign financial institution(s) for purposes of resale during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)), and, in addition, if the owner is a United States or foreign financial institution described in clause (iii) above (whether or not also described in clause (i) or (ii)), this is to further certify that such financial institution has not acquired the Securities for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

As used herein, “United States” means the United States of America (including the states and the District of Columbia); and its “possessions” include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

We undertake to advise you promptly by tested telex on or prior to the date on which you intend to submit your certification relating to the above-captioned Securities held by you for our account in accordance with your operating procedures if any applicable statement herein is not correct on such date, and in the absence of any such notification it may be assumed that this certification applies as of such date.

A-1-1

This certificate excepts and does not relate to [U.S.$] [        ] of such interest in the above-captioned Securities in respect of which we are not able to certify and as to which we understand an exchange for an interest in a permanent global Security or an exchange for and delivery of definitive Securities (or, if relevant, collection of any interest) cannot be made until we do so certify.

We understand that this certificate may be required in connection with certain tax legislation in the United States.  If administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you to produce this certificate or a copy thereof to any interested party in such proceedings.

Dated:

By:
Name:
Title:

A-1-2

EXHIBIT A-2

FORM OF CERTIFICATE TO BE GIVEN BY EUROCLEAR AND CLEARSTREAM

IN CONNECTION WITH THE EXCHANGE OF A PORTION OF A

TEMPORARY GLOBAL SECURITY OR TO OBTAIN INTEREST

PAYABLE PRIOR TO THE EXCHANGE DATE

CERTIFICATE

TELUS CORPORATION

[Insert title of sufficient description of Securities to be delivered]

This is to certify that based solely on written certifications that we have received in writing, by tested telex or by electronic transmission from each of the persons appearing in our records as persons entitled to a portion of the principal amount set forth below (our “Member Organizations”) substantially in the form attached hereto, as of the date hereof, [U.S.$] [       ] principal amount of the above-captioned Securities (i) is owned by person(s) that are not citizens or residents of the United States, domestic partnerships, domestic corporations or any estate or trust the income of which is subject to United States Federal income taxation regardless of its source (“United States person(s)”), (ii) is owned by United States person(s) that are (a) foreign branches of United States financial institutions (financial institutions, as defined in U.S. Treasury Regulations Section 1.165-12(c)(1)(v) are herein referred to as “financial institutions”) purchasing for their own account or for resale, or (b) United States person(s) who acquired the Securities through foreign branches of United States financial institutions and who hold the Securities through such United States financial institutions on the date hereof (and in either case (a) or (b), each such financial institution has agreed, on its own behalf or through its agent, that we may advise TELUS Corporation or its agent that such financial institution will comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder), or (iii) is owned by United States or foreign financial institution(s) for purposes of resale during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)) and, to the further effect, that financial institutions described in clause (iii) above (whether or not also described in clause (i) or (ii)) have certified that they have not acquired the Securities for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

As used herein, “United States” means the United States of America (including the states and the District of Columbia); and its “possessions” include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

We further certify that (i) we are not making available herewith for exchange (or, if relevant, collection of any interest) any portion of the temporary global Security representing the above-captioned Securities excepted in the above-referenced certificates of Member Organizations and (ii) as of the date hereof we have not received any notification from any of our Member Organizations to the effect that the statements made by such Member Organizations with respect to any portion of the part submitted herewith for exchange (or, if relevant, collection of any interest) are no longer true and cannot be relied upon as of the date hereof.

A-2-1

We understand that this certification is required in connection with certain tax legislation in the United States.  If administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you to produce this certificate or a copy thereof to any interested party in such proceedings.

Dated:

[EUROCLEAR BANK S.A./N.A, as Operator of the Euroclear System]
[CLEARSTREAM]

By:
Name:
Title:

A-2-2